CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)(2)(3)
Debt securities
2.75% Global Notes due 2018	€1,500,000,000.00	99.705%	€1,495,575,000.00	U.S.$262,381.40
3.75% Global Notes due 2021	€750,000,000.00	99.402%	€745,515,000.00	U.S.$130,792.02
4.75% Global Notes due 2025	€800,000,000.00	99.204%	€793,632,000.00	U.S.$139,233.59
6.625% Global Notes due 2034	£600,000,000.00	98.845%	£593,070,000.00	U.S.$125,191.34
Guaranties				‒(4)

(1)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The total registration fee due for this offering is U.S.$657,598.35.
(2)

The amount in euros is equivalent to U.S.$532,407.01 based on the exchange rate of U.S.$1.3621 per €1.00, which was the exchange rate in effect as of January 7, 2014, as reported by the Central Bank of Brazil.

(3)

The amount in pounds sterling is equivalent to U.S.$125,191.34 based on the exchange rate of U.S.$1.6389 per £1.00, which was the exchange rate in effect as of January 7, 2014, as reported by the Central Bank of Brazil.

(4)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guaranties.

Filed pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-183618 and 333-183618-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 29, 2012)

Petrobras Global Finance B.V.

Unconditionally guaranteed by

Petróleo Brasileiro S.A.—Petrobras

(Brazilian Petroleum Corporation—Petrobras)

€1,500,000,000 2.750% Global Notes due 2018
€750,000,000 3.750% Global Notes due 2021
€800,000,000 4.750% Global Notes due 2025
£600,000,000 6.625% Global Notes due 2034

The €1,500,000,000 2.750% Global Notes due 2018 (the “2018 Notes”), the €750,000,000 3.750% Global Notes due 2021(the “2021 Notes”), the €800,000,000 4.750% Global Notes due 2025 (the “2025 Notes”) and the £600,000,000 6.625% Global Notes due 2034 (the “2034 Notes”) (each a “series” and collectively the “notes”) are general, unsecured, unsubordinated obligations of Petrobras Global Finance B.V., or “PGF,” a wholly-owned subsidiary of Petróleo Brasileiro S.A.- Petrobras, or “Petrobras.”  The notes will be unconditionally and irrevocably guaranteed by Petrobras.  The 2018 Notes will mature on January 15, 2018, and will bear interest at the rate of 2.750% per annum.  Interest on the 2018 Notes is payable on January 15 of each year, beginning on January 15, 2015.  The 2021 Notes will mature on January 14, 2021, and will bear interest at the rate of 3.750% per annum.  Interest on the 2021 Notes is payable on January 14 of each year, beginning on January 14, 2015. The 2025 Notes will mature on January 14, 2025, and will bear interest at the rate of 4.750% per annum.  Interest on the 2025 Notes is payable on January 14 of each year, beginning on January 14, 2015.  The 2034 Notes will mature on January 16, 2034, and will bear interest at the rate of  6.625% per annum.  Interest on the 2034 Notes is payable on January 16 of each year, beginning on January 16, 2015.

PGF will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the notes. PGF may redeem, in whole or in part, the notes at any time by paying the greater of the principal amount of the notes and the applicable “make-whole” amount, plus, in each case, accrued interest. The notes will also be redeemable without premium prior to maturity at PGF’s option solely upon the imposition of certain withholding taxes. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

————————————

PGF intends to apply to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.  This prospectus supplement and accompanying prospectus dated August 29, 2012 constitute a prospectus for purposes of Part IV of the Luxembourg law dated July 10, 2005 on Prospectuses for Securities, as amended.

This document may not be used for or in connection with an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful. This document has not been approved by any regulatory authority in the European Economic Area and has not been prepared in accordance with EC Prospectus Directive 2003/71/EC, as amended, and the EC Prospectus Regulation 2012/486/EC.

————————————

See “Risk Factors” on page S-18 to read about factors you should consider before buying the notes offered in this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

————————————

	Per Note	Total
Initial price to the public(1):
2018 Notes	99.705%	€1,495,575.000.00
2021 Notes	99.402%	€745,515,000.00
2025 Notes	99.204%	€793,632,000.00
2034 Notes	98.845%	£593,070,000.00

Underwriting discount:
2018 Notes	0.250%	€3,750,000.00
2021 Notes	0.300%	€2,250,000.00
2025 Notes	0.300%	€2,400,000.00
2034 Notes	0.350%	£2,100,000.00

Proceeds, before expenses, to PGF:
2018 Notes	99.455%	€1,491,825,000.00
2021 Notes	99.102%	€743,265,000.00
2025 Notes	98.904%	€791,232,000.00
2034 Notes	98.495%	£590,970,000.00

(1)       Plus accrued interest from January 14, 2014, if settlement occurs after that date.

————————————

The underwriters expect to deliver the notes in registered global form only and deposit them with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, on or about January 14, 2014.

Joint Bookrunners
BB Securities Bradesco BBI BNP PARIBAS Crédit Agricole CIB HSBC J.P. Morgan Mizuho Securities
Co-managers
Bank of China (Hong Kong) Limited Standard Chartered Bank

January 7, 2014

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the notes PGF is offering and certain other matters relating to PGF and Petrobras and Petrobras’ financial condition. The second part, the accompanying prospectus, gives more general information about securities that PGF and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. PGF and Petrobras have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither PGF nor Petrobras is making an offer to sell the notes in any jurisdiction where the offer is not permitted.

Having taken all reasonable care to ensure that such is the case, the information contained in this prospectus supplement and accompanying prospectus is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import.  You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

We have prepared this prospectus supplement for use solely in connection with the proposed offering of the notes and, along with the accompanying prospectus dated August 29, 2012, to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange, and it may only be used for these purposes.

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.- Petrobras and its consolidated subsidiaries taken as a whole, and references to “PGF” mean Petrobras Global Finance B.V., a wholly-owned subsidiary of Petrobras. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PGF, unless the context requires otherwise or as otherwise indicated.

References herein to “reais” or “R$” are to the lawful currency of Brazil.  References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.  References herein to “euros” or “€” are to the lawful currency of the member states of the European Monetary Union that have adopted or will adopt the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union.  References herein to “pounds sterling” or “£” are to the lawful currency of the United Kingdom.

In connection with the offering of the notes, the underwriters are not acting for anyone other than PGF and will not be responsible to anyone other than PGF for providing the protections afforded to their clients for providing advice in relation to the offering.

In connection with the offering of the notes, J.P. Morgan Securities plc, with respect to the 2018 Notes, Credit Agricole Corporate and Investment Bank, with respect to the 2021 Notes, J.P. Morgan Securities plc, with respect to the 2025 Notes and HSBC Bank plc, with respect to the 2034 Notes, the “Stabilizing Manager(s)”, (or persons acting on behalf of the Stabilizing Manager(s)) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail.  However, there is no assurance that the Stabilizing Manager(s) (or persons acting on their behalf of the Stabilizing Manager(s)) will undertake any stabilization action.  Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than 30 calendar days after the date on which PGF received the proceeds of the issue, or no later than 60 calendar days after the date of the allotment of the notes, whichever is the earlier.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference, in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things:

•         our marketing and expansion strategy;

•         our exploration and production activities, including drilling;

•         our activities related to refining, import, export, transportation of petroleum, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•         our projected and targeted capital expenditures and other costs, commitments and revenues;

•         our liquidity and sources of funding;

•         our development of additional revenue sources; and

•           the impact, including cost, of acquisitions.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors include, among other things:

•         our ability to obtain financing;

•         general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•         global economic conditions;

•         our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•         uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•         competition;

•         technical difficulties in the operation of our equipment and the provision of our services;

•         changes in, or failure to comply with, laws or regulations;

•         receipt of governmental approvals and licenses;

•         international and Brazilian political, economic and social developments;

•         natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;

•         the cost and availability of adequate insurance coverage; and

•         other factors discussed below under “Risk Factors.”

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this prospectus supplement or the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Petrobras is incorporating by reference into this prospectus supplement the following documents that it has filed with the Securities and Exchange Commission (“SEC”):

(1)           The Petrobras Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 29, 2013.

(2)           The Petrobras Report on Form 6-K furnished to the SEC on October 28, 2013, containing financial information for the nine-month periods ended September 30, 2013 and 2012, prepared in accordance with International Financial Reporting Standards (“IFRS”).

(3)           The Petrobras Reports on Form 6-K furnished to the SEC on the dates indicated below, concerning other recent developments in our business:

•         Report furnished on January 2, 2014 announcing the start of the platform P-55 strategic project in Campos Basin’s Roncador field.

•         Report furnished on December 30, 2013 announcing the conclusion of the sale of Petrobras’ 35% stake in the offshore project known as Parque das Conchas (BC-10) for U.S.$1.636 billion.

•         Reports furnished on December 19, 2013 announcing the submission to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency, or the “ANP”) of (i) the declaration of commerciality of the oil discoveries in the Carioca field, located in the Santos Basin pre-salt and (ii) the declaration of commerciality of the oil and gas discoveries in the Franco and Sul de Tupi fields (South of Tupi), both located in the Santos Basin pre-salt.

•         Report furnished on December 19, 2013 announcing the confirmation of the extension of the gas and light oil discovery on concession BM-SEAL-10 in the Moita Bonita area, located in the ultra-deep waters of the Sergipe-Alagoas Basin.

•         Report furnished on December 17, 2013 announcing the discovery of an oil accumulation on concession BM-POT-17, located in the deep waters of Potiguar Basin in the state of Rio Grande do Norte.

•         Report furnished on December 17, 2013 containing the minutes and resolutions of Petrobras’ extraordinary general meeting held on December 16, 2013 approving (i) the merger of Refinaria Abrea e Lima S.A. - RNEST and Companhia de Recuperação Secundária – CRSec into Petrobras and (ii) the partial spin-off of certain assets and liabilities of Petrobras International Finance Company S.A. (“PifCo”), with the subsequent merger of the spun-off portion into Petrobras.

•         Report furnished on December 13, 2013 containing (i) the consolidated ratios of earnings to fixed charges and (ii) the consolidated ratios of earnings to fixed charges and preferred dividends of Petrobras for the years ended December 31, 2012, 2011, 2010 and 2009 and for the nine-month periods ended September 30, 2013 and 2012, determined in accordance with IFRS, and (ii) PricewaterhouseCoopers Auditores Independentes Awareness Letter in connection with its review of Petrobras’ interim financial information for the nine month periods ended September 30, 2013 and 2012.

•         Reports furnished on December 4, 2013, November 29, 2013, October 30, 2013 and October 28, 2013, announcing (i) Petrobras’ pricing policy, as prepared by Petrobras’ Board of Executive Officers and approved by its Board of Directors and (ii) the increase of gasoline and diesel prices at the refinery gate beginning on November 30, 2013.

•         Report furnished on November 29, 2013, announcing Petrobras’ acquisition, on its own behalf and through partnerships, of 49 blocks offered in the 12th bid round held by the ANP.

•         Reports furnished on November 19, 2013 and November 13, 2013, announcing the completion of the drilling of one additional well in the Franco area and the drilling and test of the fifth exploratory well at Iara area, both in the Santos Basin pre-salt area.

•         Report furnished on November 13, 2013, announcing the execution of an agreement to sell 100% of the shares issued by Petrobras’ subsidiary Petrobras Energia Peru (PEP) to China Petroleum Corporation for U.S.$2.6 billion.

•         Report furnished on November 13, 2013, announcing the approval by Petrobras’ Board of Directors of (i) of the merger of CRSEC into Petrobras and (ii) the partial spin-off of certain assets and liabilities of PifCo, with the subsequent merger of the spun-off portion into Petrobras.

•         Report furnished on November 12, 2013, announcing the commencement of production of Platform P-63 at the Papa Terra field.

•         Report furnished on October 28, 2013, announcing the approval by Petrobras’ Board of Directors of the merger of Refinaria Abreu e Lima S.A into Petrobras.

•         Report furnished on October 22, 2013, announcing that in a public auction a consortium including Petrobras was awarded the rights and obligations to operate and explore the Libra field in the ultradeep waters of the Santos Basin.

•         Reports furnished on October 18, 2013 and August 12, 2013, announcing the confirmation of formation tests and drilling potential of the Farfan area in the ultradeep waters of the Sergipe Basin.

•         Reports furnished on October 10, 2013 and October 1, 2013, containing the minutes and resolutions of Petrobras’ extraordinary general meeting held on September 30, 2013 approving (i) the sale of Petroquímica Innova S.A. to Videolar S.A. for R$870 million, (ii) the merger of certain entities into Petrobras, and (iii) the waiver granted by Petrobras’ Board of Directors on its preemptive right to subscribe debentures convertible into shares to be issued by Sete Brasil Participações S.A.

•         Report furnished on October 7, 2013, announcing that Petrobras’ Board of Directors approved the sale of certain Petrobras’ assets in Uruguay to Shell.

•         Report furnished on September 13, 2013, announcing that Petrobras’ Board of Directors approved the sale of 100% of the shares issued by Petrobras Colombia Limited (PEC) to Perecen for U.S.$380 million.

•         Reports furnished on August 26, 2013 and May 28, 2013, announcing the payments of interest on capital related to Petrobras’ 2012 fiscal year earnings.

•         Report furnished on August 19, 2013, announcing drilling results and potential of the Muriú area in the ultradeep waters of the Sergipe Basin.

•         Report furnished on August 19, 2013, announcing the approval by Petrobras’ Board of Directors of the sale of (i) 100% of Petroquímica Innova S.A. shares to Videolar S.A. for R$870 million and (ii) a 35% stake held by Petrobras in block BC-10, known as Parque das Conchas, to the Sinochem Group for U.S.$1.54 billion, among other divestments.

•         Report furnished on August 12, 2013, announcing the redomiciliation of its wholly owned finance subsidiary PifCo to Luxembourg, as a Luxembourg public company limited by shares (société anonyme).

•         Reports furnished on August 7, 2013 and May 8, 2013, announcing a new discovery of oil reserves in the Santos Basin pre-salt area.

•         Report furnished on July 25, 2013, announcing the completion of drilling and test of the fourth exploratory well at Iara area, in the Santos Basin pre-salt area.

•         Report furnished on July 11, 2013, announcing the adoption of cash flow hedge accounting by Petrobras on its exports.

•         Report furnished on June 19, 2013, announcing the execution of a non-binding letter of intent with SINOPEC for the development of joint studies in connection with the Premium 1 Refinery Project, located in the state of Maranhão, Brazil.

•         Reports furnished on June 17, 2013, announcing (i) the restructuring of Petrobras’ petrochemical portfolio, (ii) a favorable injunction in connection with its dispute over withholding income tax (IRRF) over remittances abroad for the payment of vessels charters, (iii) the execution of an agreement for the sale of common shares held by Petrobras in Brasil PCH S.A. to Cemig Geração e Transmissão S.A. for R$650 million and (iv) the execution of a binding agreement between Petrobras and Banco BTG Pactual S.A. to establish a joint venture for oil and gas exploration and production in Africa.

•         Report furnished on June 10, 2013, announcing the execution of a non-binding letter of intent with GS Energy Corporation for the development of a joint study in connection with Premium 2 Refinery Project, located in the state of Ceará, Brazil.

•         Report furnished on June 6, 2013, announcing the start of production of FPSO Cidade de Paraty in the Santos Basin pre-salt area.

•         Reports furnished on May 28, 2013, announcing that, based on the proposals presented, Petrobras’ board of executive officers did not approve the sale of its assets in Argentina.

•           Report furnished on May 28, 2013, relating to Standard & Poor’s Rating Services report assigning “strong” rating to Petrobras’ management and governance.

•         Report furnished on May 24, 2013, announcing that Petrobras Tanzania, Ltd. signed a farm-out agreement for the sale of a 12% participation in Block 6 offshore Tanzania to Statoil Tanzania AS.

•         Report furnished on May 24, 2013, announcing that Petrobras completed drilling and testing oil quality in the Florin section of the Santos Basin pre-salt area.

•         Report furnished on May 16, 2013, announcing Petrobras’ acquisition of 34 blocks located in the Foz do Amazonas, Espírito Santo and Barreirinhas Basins offered in the 11th bid round held by the ANP.

•         Report furnished on May 1, 2013, relating to the sale of certain exploratory blocks in the Gulf of Mexico.

•         Report furnished on April 30, 2013, containing the minutes of its ordinary and extraordinary general meetings held on April 29, 2013, including the election of members of Petrobras’ board of directors and fiscal council.

•         Reports furnished on April 4, 2013 and March 18, 2013, relating to Petrobras’ Business Plan for 2013-2017.

(4)           Any future filings of Petrobras on Form 20-F with the SEC after the date of this prospectus supplement and prior to the completion of the offering of the securities offered by this prospectus supplement, and any future reports of Petrobras on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.

We will provide without charge to any person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Petrobras’ Investor Relations Department located at Avenida República do Chile, 65 — 10th Floor, 20031-912—Rio de Janeiro, RJ, Brazil (telephones: 55-21-3224-1510 or 55-21-3224-9947).

WHERE YOU CAN FIND MORE INFORMATION

Information that Petrobras files with or furnishes to the SEC after the date of this prospectus supplement, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus supplement. You should review the SEC filings and reports that Petrobras incorporates by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.

Documents incorporated by reference in this prospectus supplement are available without charge. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:

Investor Relations Department
Petróleo Brasileiro S.A.-Petrobras
Avenida República do Chile, 65 — 10th Floor
20031-912 — Rio de Janeiro — RJ, Brazil
Telephone: (55-21) 3224-1510/3224-9947
Email: petroinvest@petrobras.com.br

In addition, you may review copies of the materials Petrobras files with or furnishes to the SEC without charge, and copies of all or any portion of such materials can be obtained at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.  Petrobras also files materials with the SEC electronically. The SEC maintains an Internet site that contains materials that Petrobras files electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the notes. You should read carefully the entire prospectus supplement, the accompanying prospectus, including “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries taken as a whole, and references to “PGF” mean Petrobras Global Finance B.V., a wholly-owned subsidiary of Petrobras. Terms such as “we”, “us” and “our” generally refer to both Petrobras and PGF, unless the context requires otherwise or as otherwise indicated.

PGF

PGF is a wholly-owned finance subsidiary of Petrobras, incorporated under the laws of The Netherlands as a private company with limited liability on August 2, 2012. PGF is an indirect subsidiary of Petrobras, and all of PGF’s shares are held by Petrobras’ Dutch subsidiary Petrobras International Braspetro B.V. PGF business is to issue debt securities in the international capital markets to finance Petrobras’ operations. PGF does not currently have any operations, revenues or assets, other than those related to the issuance, administration and repayment of its debt securities. All debt securities issued by PGF are fully and unconditionally guaranteed by Petrobras. PGF was incorporated for an indefinite period of time.

Since 2001, Petrobras has used its subsidiary PifCo as its vehicle to issue securities in the international capital markets. Petrobras now uses PGF as its main vehicle to issue securities in the international capital markets. PGF’s first offering of notes fully and unconditionally guaranteed by Petrobras occurred in September 2012. Petrobras does not expect to use PifCo as a vehicle to issue securities in the capital markets in the future.

PGF’s registered office is located at Weenapoint Toren A, Weena 722, 3014 DA Rotterdam, The Netherlands, and its telephone number is 31 (0) 10 206-7000.

Petrobras

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil.  For the year ended December 31, 2012 and the nine-month period ended September 30, 2013, Petrobras had sales revenues of U.S.$144.1 billion and U.S.$105.9 billion, gross profit of U.S.$36.6 billion and U.S.$25.7 billion and net income attributable to Petrobras’ shareholders of U.S.$11.0 billion and U.S.$8.3 billion, respectively. Petrobras engages in a broad range of activities, which cover the following segments of its operations:

•         Exploration and Production (E&P). This segment encompasses exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to the Gas and Power segment and sales of oil products produced at natural gas processing plants. According to the ANP, as of September 30, 2013, we were responsible for approximately 90.8% of Brazil’s total production of oil and natural gas.

•         Refining, Transportation and Marketing (RTM). This segment comprises refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies and also extraction and processing of shale.  RTM purchases crude oil from E&P and imports oil to blend with Petrobras’ domestic oil. Additionally, RTM purchases oil products in the international markets to meet excess product demand in the domestic market. As of September 30, 2013, according to the ANP, we operated substantially all of Brazil’s total refining capacity.

•         Distribution. This segment comprises the oil products, ethanol and compressed natural gas distribution activities conducted in Brazil by Petrobras’ wholly owned subsidiary, Petrobras Distribuidora S.A. — BR (“Petrobras Distribuidora”). Petrobras Distribuidora is the largest oil products distributor in Brazil, with a market share of 37.5% as of September 30, 2013, according to ANP. As of September 30, 2013, Petrobras Distribuidora had 7,713 service stations in Brazil.

•         Gas and Power. This segment covers activities that include transportation and trading of natural gas produced in or imported into Brazil, transportation and trading of liquefied natural gas (LNG), generation and trading of electric power, as well as corporate interests in local natural gas distribution companies, natural gas transportation companies and thermoelectric power stations in Brazil. The Gas and Power segment also includes results from our fertilizer operations.

•         Biofuel. This segment covers activities that include production of biodiesel and its co-products and ethanol activities, through equity investments, production and marketing of ethanol, sugar and the excess electric power generated from sugarcane bagasse.

•         International. This segment comprises Petrobras’ activities in 21 countries other than Brazil as of September 30, 2013, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

•         Corporate. This segment comprises financing activities and other activities not attributable to other segments, including corporate financial management, corporate overhead and other expenses, including expenses related to Petrobras’ pension and medical benefits for inactive participants and their dependents.

Petrobras’ principal executive office is located at Avenida República do Chile, 65 20031-912 - Rio de Janeiro RJ, Brazil, and its telephone number is (55-21) 3224-4477.

The Offering

Issuer	Petrobras Global Finance B.V., or “PGF.”
The 2018 Notes	€1,500,000,000 aggregate principal amount of 2.750% Global Notes due 2018, or the “2018 Notes.”
The 2021 Notes	€750,000,000 aggregate principal amount of 3.750% Global Notes due 2021, or the “2021 Notes.”
The 2025 Notes	€800,000,000 aggregate principal amount of 4.750% Global Notes due 2025, or the “2025 Notes.”
The 2034 Notes

£600,000,000 aggregate principal amount of 6.625% Global Notes due 2034, or the “2034 Notes” (each of the 2018 Notes, the 2021 Notes, the 2025 Notes and the 2034 Notes a “series” and collectively the “notes”).

Issue Price	For the 2018 Notes: 99.705% of the aggregate principal amount. For the 2021 Notes: 99.402% of the aggregate principal amount.
For the 2025 Notes: 99.204% of the aggregate principal amount. For the 2034 Notes: 98.845% of the aggregate principal amount.
Closing Date	January 14, 2014
Maturity Date	For the 2018 Notes: January 15, 2018. For the 2021 Notes: January 14, 2021. For the 2025 Notes: January 14, 2025. For the 2034 Notes: January 16, 2034.
Interest

For the 2018 Notes: The 2018 Notes will bear interest from January 14, 2014, the date of original issuance of the notes, at the rate of 2.750% per annum, payable annually in arrears on each interest payment date.

For the 2021 Notes: The 2021 Notes will bear interest from January 14, 2014, the date of original issuance of the notes, at the rate of 3.750% per annum, payable annually in arrears on each interest payment date.

For the 2025 Notes: The 2025 Notes will bear interest from January 14, 2014, the date of original issuance of the notes, at the rate of 4.750% per annum, payable annually in arrears on each interest payment date.

For the 2034 Notes: The 2034 Notes will bear interest from January 14, 2014, the date of original issuance of the notes, at the rate of 6.625% per annum, payable annually in arrears on each interest payment date.

Interest Payment Dates

For the 2018 Notes: January 15 of each year, commencing on January 15, 2015.
For the 2021 Notes: January 14 of each year, commencing on January 14, 2015.

For the 2025 Notes: January 14 of each year, commencing on January 14, 2015.
For the 2034 Notes: January 16 of each year, commencing on January 16, 2015.

Currencies of Payment

All payments of principal of and interest on the 2018 Notes, the 2021 Notes and the 2025 Notes, including any payments made upon any redemption of any 2018 Notes, 2021 Notes and 2025 Notes, will be made in euros.

All payments of principal of and interest on the 2034 Notes, including any payments made upon any redemption of any 2034 Notes, will be made in pounds sterling.

Denominations

PGF will issue the 2018 Notes, the 2021 Notes and the 2025 Notes only in denominations of €100,000 and integral multiples of €1,000 in excess thereof.

PGF will issue the 2034 Notes only in denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Trustee, Registrar and Paying Agent	The Bank of New York Mellon.
Principal Paying Agent	The Bank of New York Mellon, London Branch.
Luxembourg Paying Agent	The Bank of New York Mellon (Luxembourg) S.A.
Codes
(a) Common Code	For the 2018 Notes: 098271163
For the 2021 Notes: 098271198 For the 2025 Notes: 098271171 For the 2034 Notes: 098271147
(b) ISIN	For the 2018 Notes: XS0982711631 For the 2021 Notes: XS0982711987 For the 2025 Notes: XS0982711714 For the 2034 Notes: XS0982711474
Use of Proceeds

PGF intends to use the net proceeds from the sale of the notes to finance Petrobras’ planned capital expenditure under its 2013-2017 Business Plan and for general corporate purposes. See “Use of Proceeds.”

Indenture

The notes offered hereby will be issued pursuant to an indenture between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee, dated as of August 29, 2012, as supplemented by the tenth supplemental indenture in the case of the 2018 Notes, by the eleventh supplemental indenture in the case of the 2021 Notes, by the twelfth supplemental indenture in the case of the 2025 Notes and by the thirteenth supplemental indenture in the case of the 2034 Notes, each dated as of the closing date, among PGF, Petrobras, The Bank of New York Mellon, as trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by each of the tenth supplemental indenture, the eleventh supplemental indenture, the twelfth supplemental indenture and the thirteenth supplemental indenture. See “Description of the Notes.”

Guaranties	The notes will be unconditionally guaranteed by Petrobras under the guaranties. See “Description of the Guaranties.”

Ranking

The notes constitute general senior unsecured and unsubordinated obligations of PGF which will at all times rank pari passu among themselves and with all other unsecured unsubordinated indebtedness issued from time to time by PGF.

The obligations of Petrobras under the guaranties constitute general senior unsecured obligations of Petrobras which will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’ obligations under the guaranties.

In addition, Petrobras’ obligations under the guaranties rank, and will rank, pari passu with its obligations in respect of (i) outstanding and future guaranties, if any, of indebtedness issued by PGF and (ii) outstanding and future guaranties, if any, of indebtedness of PifCo.

Investors in the notes offered hereby should be aware that the terms of the notes and the guaranties differ in respect of covenants and events of default from prior indebtedness issued by PifCo and guaranties issued by Petrobras, including provisions relating to cure periods for nonpayment of principal, thresholds for nonpayment of other indebtedness, defaults for litigation matters and various financial tests used in covenants and other provisions.

Optional Redemption

PGF may redeem any of the notes at any time in whole or in part by paying the greater of the principal amount of such series of the notes and the relevant “make-whole” amount, plus, in each case, accrued interest, as described under “Description of the Notes—Optional Redemption With ‘Make-Whole’ Amount.”

Early Redemption at PGF’s Option Solely for Tax Reasons

The notes will be redeemable in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, at PGF’s option at any time only in the event of certain changes affecting taxation. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

Covenants	The terms of the indenture will require PGF, among other things, to:
(a) PGF	• pay all amounts owed by it under the indenture and the notes when such amounts are due;
• maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;
• ensure that the notes continue to be senior obligations of PGF;
• use proceeds from the issuance of the notes for specified purposes; and
• replace the trustee upon any resignation or removal of the trustee. In addition, the terms of the indenture will restrict the ability of PGF and its subsidiaries, among other things, to:
• undertake certain mergers, consolidations or similar transactions; and
• create certain liens on its assets or pledge its assets.
PGF’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants”

(b) Petrobras	The terms of the guaranties will require Petrobras, among other things, to:
• pay all amounts owed by it in accordance with the terms of the guaranties and the indenture;
• maintain an office or agent in New York for the purpose of service of process;
• ensure that its obligations under the guaranties will continue to be senior obligations of Petrobras; and
• make available certain financial statements to the trustee. In addition, the terms of the guaranties will restrict the ability of Petrobras and its subsidiaries, among other things, to:
• undertake certain mergers, consolidations or similar transactions; and
• create certain liens on its assets or pledge its assets.
Petrobras’ covenants are subject to a number of important qualifications and exceptions. See “Description of the Guaranties—Covenants.”
Events of Default	The following events of default will be events of default with respect to each series of the notes:
• failure to pay principal on the notes of such series within seven calendar days of its due date;
• failure to pay interest on the notes of such series within 30 calendar days of any interest payment date;
• breach by PGF of a covenant or agreement in the indenture or by Petrobras of a covenant or agreement in the guaranty for such series of the notes if not remedied within 60 calendar days;
• acceleration of a payment on the indebtedness of PGF or Petrobras or any material subsidiary that equals or exceeds U.S.$200 million;
• certain events of bankruptcy, reorganization, liquidation, insolvency, moratorium or intervention law or law with similar effect of PGF or Petrobras or any material subsidiary;
• certain events relating to the unenforceability of the notes, the indenture or the guaranty for such series of the notes against PGF or Petrobras; and
• Petrobras ceasing to own at least 51% of PGF’s outstanding voting shares.
The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Further Issuances

PGF reserves the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the series of notes offered hereby. PGF may also issue other securities under the indenture which have different terms and conditions from the notes. See “Description of the Notes.”

Modification of Notes, Indenture and Guaranties

The terms of the indenture may be modified by PGF and the trustee, and the terms of the guaranties may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the relevant series of the notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Clearance and Settlement

The notes will be issued as global notes registered in the name of a nominee of The Bank of New York Mellon, London Branch, as common depositary for Euroclear System and Clearstream Banking, société anonyme, for the accounts of its direct and indirect participants. Beneficial interests in notes held in book-entry form will not be entitled to receive physical delivery of certificated notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts

Any and all payments of principal, premium, if any, and interest in respect of the notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the jurisdiction of PGF’s incorporation (currently The Netherlands) or any other jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PGF is required by law to make such withholding or deduction, it will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the holders under the guaranties, Petrobras will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants―Additional Amounts.”

Governing Law	The indenture, the notes, and the guaranties will be governed by, and construed in accordance with, the laws of the State of New York.
Listing	PGF intends to apply to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.
Risk Factors

You should carefully consider the risk factors discussed beginning on page S-18 and the other information included or incorporated by reference in this prospectus supplement, before purchasing any notes.

RECENT DEVELOPMENTS

For a discussion of Petrobras’ results of operations for the nine months ended September 30, 2013 and recent material developments, see Petrobras’ report on Form 6-K furnished to the SEC on October 28, 2013, which is incorporated by reference in this prospectus supplement, and other reports on Form 6-K listed under “Incorporation of Certain Documents by Reference.”

Tax Proceedings

On October 25, 2013, the Secretariat of the Federal Revenue of Brazil issued a new tax assessment (auto de infração)  against us amounting to approximately R$2,323 million (U.S.$999 million) in relation to an alleged non-payment of taxes on financial operations (IOF) for intercompany loans with PifCo, Braspetro and BOC in 2009. The administrative proceeding for this matter is still pending. We believe that the chances of loss are possible, but not probable, and accordingly we have not established any provision.

On December 20, 2013, the Secretariat of the Federal Revenue of Brazil issued two new tax assessments (autuações) against us relating to payments for the affreightment of platforms in 2009, including one amounting to approximately R$2,347 million (U.S.$1,002 million) in relation to the Brazilian withholding income tax (IRRF) and one amounting to approximately R$1,539 million (U.S.$657 million) in relation to the Brazilian contribution of intervention in the economic domain (CIDE). The initial administrative proceeding for this matter is still pending. We believe that the chances of loss are possible, but not probable, and accordingly we have not established any provision.

RISK FACTORS

Our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, includes extensive risk factors relating to our business and to Brazil. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Relating to PGF’s Debt Securities

The market for the notes may not be liquid.

The notes are an issuance of new securities with no established trading market. We intend to apply to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. We can make no assurance as to the liquidity of or trading markets for the notes offered by this prospectus supplement. We cannot guarantee that holders will be able to sell their notes in the future. If a market for the notes does not develop, holders may not be able to resell the notes for an extended period of time, if at all.

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the guaranties and restrict Petrobras’ ability to make payments to PGF in euros or pounds sterling.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais  into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to euros or pounds sterling, and consequently our ability to meet our euro or pounds sterling obligations under the guaranties and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.  In the event that any such restrictive exchange control policies were instituted by the Brazilian government, we may face adverse regulatory consequences in The Netherlands that may lead us to redeem the notes prior to their maturity.

In addition, payments by Petrobras under the guaranties in connection with PGF’s notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of euros or pounds sterling abroad, which could cause delays in such payments.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the guaranties only in reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’ obligations in respect of the guaranties, including in case of bankruptcy, Petrobras would be required to discharge its obligations only in reais. Under Brazilian exchange control regulations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment. Further authorization by the Central Bank of Brazil would be required for the conversion of such real-denominated amount into foreign currency and for its remittance abroad.

A finding that Petrobras is subject to U.S. bankruptcy laws and that any of the guaranties executed by it was a fraudulent conveyance could result in the relevant PGF holders losing their legal claim against Petrobras.

PGF’s obligation to make payments on the notes is guaranteed by Petrobras. Petrobras has been advised by its external U.S. counsel that the guaranties are valid and enforceable in accordance with the laws of the State of New York.

In addition, Petrobras has been advised by its general counsel that the laws of Brazil do not prevent the guaranties from being valid, binding and enforceable against Petrobras in accordance with their terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to a guaranty, and Petrobras, at the time it issued the relevant guaranty:

•         was or is insolvent or rendered insolvent by reason of its entry into such guaranty;

•         was or is engaged in business or transactions for which the assets remaining with it constituted unreasonably small capital; or

•         intended to incur or incurred, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature; and

•         in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor,

then Petrobras’ obligations under such guaranty could be avoided, or claims with respect to such guaranty could be subordinated to the claims of other creditors. Among other things, a legal challenge to a guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of PGF’s issuance of the series of the notes supported by such guaranty. To the extent that either guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the series of PGF notes supported by such guaranty would not have a claim against Petrobras under such guaranty and will solely have a claim against PGF. Petrobras cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PGF holders relating to any avoided portion of the relevant guaranty.

Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the European Council Directive on taxation of savings income.

Austria and Luxembourg have opted out of certain provisions of the European Council Directive regarding taxation of savings income (the “Directive”) and are instead, during a transitional period, applying a withholding tax on payments of interest, at a rate of up to 35%, unless the holder opts for exchange of information as required under the Directive.  Neither we nor the paying agent (nor any other person) would be required to pay additional amounts in respect of the notes as a result of the imposition of withholding tax by any member state of the European Union (“Member State”) or another country or territory which has opted for a withholding system. For more information, see “Description of the Notes—Covenants—Additional Amounts” and under “Taxation—The Directive” in this prospectus supplement.  An investor should consult a tax adviser to determine the tax consequences of holding the notes for such investor.

Concerns regarding the European credit crisis and market perceptions with respect to both the financial stability of Eurozone countries and the stability of the euro could adversely affect the value of the euro notes and the general availability and cost of financing.

There are persistent concerns regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro to function as a single currency given the diverse economic and political circumstances in individual Eurozone countries.  The risks and prevalent concerns about the credit crisis in Europe could have a detrimental impact on global economic recovery as well as on sovereign and non-sovereign debt in the Eurozone countries. There can be no assurance that the market disruptions in Europe will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize affected countries and markets in Europe or elsewhere.

It is difficult to predict the real impact of the European sovereign crisis; however, to the extent uncertainty regarding the economic recovery continues to negatively impact the global economy, concerns regarding the effect of this financial crisis globally could also have an adverse impact on the capital and financial markets generally. These potential developments, or market perceptions concerning these and related issues, could negatively impact the value of the euro notes and the general availability and cost of financing.

A holder of a principal amount of notes of less than €100,000 in the case of the 2018 Notes, the 2021 Notes and the 2025 Notes, or £100,000 in the case of the 2034 Notes will be unable to transfer such stub amount.

The notes are issued and may be transferred only in principal amounts of €100,000 and integral multiples of €1,000 in the case of the 2018 Notes, the 2021 Notes and the 2025 Notes, and £100,000 and integral multiples of £1,000 in the case of the 2034 Notes, in excess thereof.  As a result, it is possible that the notes may be traded in amounts in excess of €100,000 that are not integral multiples of €100,000 in the case of the 2018 Notes, the 2021 Notes and the 2025 Notes, and £100,000 in the case of the 2034 Notes, and a holder may hold a principal amount of notes of less than the minimum €100,000 in the case of the 2018 Notes, the 2021 Notes and the 2025 Notes, and £100,000 in the case of the 2034 Notes.  The holder of a stub amount of notes of less than €100,000 in the case of the 2018 Notes, the 2021 Notes and the 2025 Notes, or £100,000 in the case of the 2034 Notes will be unable to transfer such stub amount so long as the notes are held in Euroclear or Clearstream and may not receive a definitive note in respect of such holding should notes be issued in certificated form.

Risks Relating to PGF

PGF’s operations and debt servicing capabilities are dependent on Petrobras.

PGF’s financial position and results of operations are directly affected by Petrobras’ decisions. PGF is an indirect, wholly-owned finance subsidiary of Petrobras incorporated in The Netherlands as a private company with limited liability.  PGF does not currently have any operations, revenues or assets, other than those related to its primary business of raising money for the purpose of on-lending to Petrobras and other Petrobras’ subsidiaries.  PGF’s ability to satisfy its obligations under the notes will depend on payments made to PGF by Petrobras and other Petrobras’ subsidiaries under the loans made by PGF.  The notes and all debt securities issued by PGF will be fully and unconditionally guaranteed by Petrobras.  Petrobras’ financial condition and results of operations, as well as Petrobras’ financial support of PGF, directly affect PGF’s operational results and debt servicing capabilities.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after payment of underwriting discounts and estimated transaction expenses, are expected to be approximately € 3,026 million for the 2018 Notes, the 2021 Notes and the 2025 Notes, and approximately £591 million for the 2034 Notes.  PGF intends to use the net proceeds from the sale of the notes to finance Petrobras’ planned capital expenditure under its 2013-2017 Business Plan and for general corporate purposes.

SELECTED FINANCIAL AND OPERATING INFORMATION

This prospectus supplement incorporates by reference the audited consolidated financial statements of Petrobras as of and for the years ended December 31, 2012, 2011 and 2010. Petrobras’ audited consolidated financial statements have been prepared in accordance with IFRS.

The selected financial and operating information presented in the tables below have been derived from Petrobras’ audited consolidated financial statements, which were audited by KPMG Auditores Independentes as of and for the years ended December 31, 2011 and 2010, and by PricewaterhouseCoopers Auditores Independentes as of and for the year ended December 31, 2012. The data as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 have been derived from Petrobras’ unaudited interim financial statements prepared in accordance with IFRS, incorporated by reference into this prospectus supplement, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, Petrobras’ audited and unaudited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

Balance Sheet Data

	As of December 31,			Nine-month period ended September 30, 2013
	2012	2011(3)	2010(3)
	(U.S.$ million)			(Unaudited)
				(U.S.$ million)
Assets:
Cash and cash equivalents	13,520	19,057	17,655	17,646
Marketable securities	10,431	8,961	15,612	8,317
Trade and other receivables, net	11,099	11,756	10,845	9,650
Inventories	14,552	15,165	11,808	15,054
Other current assets	8,192	9,653	7,639	10,878
Long-term receivables	26,114	22,462	22,637	27,320
Investments	6,106	6,530	6,957	6,774
Property, plant and equipment	204,901	182,918	168,104	208,362
Intangible assets	39,739	43,412	48,937	36,105
Total assets	334,654	319,914	310,194	340,106
Liabilities and shareholders’ equity:
Total current liabilities	34,070	36,364	33,577	31,375
Non-current liabilities(1)	50,377	33,722	30,251	50,616
Long-term debt(2)	88,484	72,718	60,417	104,258
Total liabilities	172,931	142,804	124,245	186,249
Shareholders’ equity
Share capital	107,362	107,355	107,341	107,371
Reserves and other comprehensive income	53,209	68,483	76,769	45,684
Petrobras’ shareholders’ equity	160,571	175,838	184,110	153,055
Non-controlling interest	1,152	1,272	1,839	802
Total equity	161,723	177,110	185,949	153,857
Total liabilities and shareholders’ equity	334,654	319,914	310,194	340,106

(1)           Excludes long-term debt.

(2)           Excludes current portion of long-term debt.

(3)           This information has been derived from Petrobras’ audited consolidated financial statements as of and for the years ended December 31, 2011 and 2010 included in Petrobras’ annual report on Form 20-F for the year ended December 31, 2012.

Income Statement Data

	For the Year Ended December 31,			Nine-month periods ended September 30,
	2012	2011	2010	2013	2012
	(U.S.$ million)			(Unaudited)
				(U.S.$ million)

Sales revenues	144,103	145,915	120,452	105,869	108,443
Net income before financial results, profit sharing and income taxes	16,900	27,285	26,372	12,702	13,588
Net income attributable to shareholders of Petrobras	11,034	20,121	20,055	8,334	7,271
Weighted average number of shares outstanding:
Common	7,442,454,142	7,442,454,142	5,683,061,430	7,442,454,142	7,442,454,142
Preferred	5,602,042,788	5,602,042,788	4,189,764,635	5,602,042,788	5,602,042,788
Net income before financial results, profit sharing and income taxes per:
Common and Preferred Shares	1.30	2.09	2.67	0.97	1.04
Common and Preferred ADS	2.60	4.18	5.34	1.94	2.08
Basic and diluted earnings per:
Common and Preferred Shares	0.85	1.54	2.03	0.64	0.56
Common and Preferred ADS	1.70	3.08	4.06	1.28	1.12
Cash dividends per:(1)
Common and Preferred shares	0.34	0.53	0.70	0.00	0.11
Common and Preferred ADS	0.68	1.06	1.40	0.00	0.22

 (1)          Represents dividends paid during the year.

CAPITALIZATION

The following table sets out the consolidated debt and capitalization of Petrobras under IFRS as of September 30, 2013, excluding accrued interest, and as adjusted to give effect to the issue of the notes offered hereby.

	As of September 30, 2013
	Actual	As Adjusted for this Offering(1) (2)
	(Unaudited) (U.S.$ million)
Short-term debt:
Short-term debt	8,139	8,139
Current portion of finance lease obligations	18	18
Total	8,157	8,157
Long-term debt:
Foreign currency denominated	83,433	88,523
Local currency denominated	20,825	20,825
Finance lease obligations (less current portion)	82	82
Total long-term debt	104,340	109,430
Non-controlling interest	802	802
Petrobras’ shareholders’ equity(3)	153,055	153,055
Total capitalization	266,354	271,444

____________

(1)           Amounts in euros were converted into U.S. dollars based on an exchange rate of U.S.$ 1.3621 to € 1.00, which was the exchange rate in effect as of January 7, 2014.

(2)           Amounts in pounds sterling were converted into U.S. dollars based on an exchange rate of U.S.$ 1.6389 to £ 1.00, which was the exchange rate in effect as of January 7, 2014.

(3)           Comprising (a) 7,442,454,142 shares of common stock and (b) 5,602,042,788 shares of preferred stock, in each case with no par value and in each case which have been authorized and issued.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture, the tenth supplemental indenture in connection with the 2018 Notes, the eleventh supplemental indenture in connection with the 2021 Notes, the twelfth supplemental indenture in connection with the 2025 Notes and the thirteenth supplemental indenture in connection with the 2034 Notes, because they will define your rights as holders of the 2018 Notes, the 2021 Notes, the 2025 Notes and the 2034 Notes, respectively. If the description of the terms of the notes in this prospectus supplement differs in any way from that in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You may obtain copies of the indenture, the tenth supplemental indenture, the eleventh supplemental indenture, the twelfth supplemental indenture and the thirteenth supplemental indenture upon written request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”

The Tenth Supplemental Indenture, the Eleventh Supplemental Indenture, the Twelfth Supplemental Indenture and the Thirteenth Supplemental Indenture

PGF will issue the notes under an indenture dated as of August 29, 2012 between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee, as supplemented by the tenth supplemental indenture in the case of the 2018 Notes, the eleventh supplemental indenture in the case of the 2021 Notes, the twelfth supplemental indenture in the case of the 2025 Notes and the thirteenth supplemental indenture in the case of the 2034 Notes, each dated as of the closing date, among PGF, Petrobras, and The Bank of New York Mellon, as trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg paying agent, which provide the specific terms of the notes offered by this prospectus supplement, including granting holders rights against Petrobras under the respective guaranties. Whenever we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the tenth supplemental indenture in the case of the 2018 Notes, the eleventh supplemental indenture in the case of the 2021 Notes, the twelfth supplemental indenture in the case of the 2025 Notes and the thirteenth supplemental indenture in the case of the 2034 Notes.

General

The 2018 Notes

The 2018 Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the 2018 Notes will be the 2.750% Global Notes due 2018;

The 2018 Notes will:

•         be issued in an aggregate principal amount of €1,500,000,000;

•         mature on January 15, 2018;

•      bear interest at a rate of 2.750% per annum from January 14, 2014, the date of issuance of the 2018 Notes, until maturity or early redemption and until all required amounts due in respect of the 2018 Notes have been paid;

•      be issued in global registered form without interest coupons attached;

•      be issued and may be transferred only in principal amounts of €100,000 and in integral multiples of €1,000 in excess thereof; and

•      be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “Guaranties.”

•         All  payments of principal and interest on the 2018 Notes will be paid in euros;

•         Interest on the 2018 Notes will be paid annually on January 15 of each year (each of which we refer to as an “interest payment date”), commencing on January 15, 2015 and the regular record date in the International Central Securities Depositories (“ICSDs”) for any interest payment date will be the business day preceding that date;

•         PGF will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. PGF will compute interest on the notes on the basis of a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed, in accordance with the Actual/Actual International Capital Market Association (“ICMA”) method; and

•         In the case of amounts not paid by PGF under the indenture and the 2018 Notes (or Petrobras under the guaranty for the 2018 Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the 2018 Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2018 Notes and Petrobras’ obligations under the guaranty for the 2018 Notes.

The 2021 Notes

The 2021 Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the 2021 Notes will be the 3.750% Global Notes due 2021;

The 2021 Notes will:

•         be issued in an aggregate principal amount of €750,000,000;

•         mature on January 14, 2021;

•      bear interest at a rate of 3.750% per annum from January 14, 2014, the date of issuance of the 2021 Notes, until maturity or early redemption and until all required amounts due in respect of the 2021 Notes have been paid;

•      be issued in global registered form without interest coupons attached;

•      be issued and may be transferred only in principal amounts of €100,000 and in integral multiples of €1,000 in excess thereof; and

•      be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “Guaranties.”

•         All  payments of principal and interest on the 2021 Notes will be paid in euros;

•         Interest on the 2021 Notes will be paid annually on January 14 of each year (each of which we refer to as an “interest payment date”), commencing on January 14, 2015 and the regular record date in the ICSDs for any interest payment date will be the business day preceding that date;

•         PGF will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. PGF will compute interest on the notes on the basis of a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed, in accordance with the Actual/Actual ICMA method; and

•         In the case of amounts not paid by PGF under the indenture and the 2021 Notes (or Petrobras under the guaranty for the 2021 Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the 2021 Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2021 Notes and Petrobras’ obligations under the guaranty for the 2021 Notes.

The 2025 Notes

The 2025 Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the 2025 Notes will be the 4.750% Global Notes due 2025;

The 2025 Notes will:

•         be issued in an aggregate principal amount of €800,000,000;

•         mature on January 14, 2025;

•      bear interest at a rate of 4.750% per annum from January 14, 2014, the date of issuance of the 2025 Notes, until maturity or early redemption and until all required amounts due in respect of the 2025 Notes have been paid;

•      be issued in global registered form without interest coupons attached;

•      be issued and may be transferred only in principal amounts of €100,000 and in integral multiples of €1,000 in excess thereof; and

•      be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “Guaranties.”

•         All  payments of principal and interest on the 2025 Notes will be paid in euros;

•         Interest on the 2025 Notes will be paid annually on January 14 of each year (each of which we refer to as an “interest payment date”), commencing on January 14, 2015 and the regular record date in the ICSDs for any interest payment date will be the business day preceding that date;

•         PGF will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. PGF will compute interest on the notes on the basis of a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed, in accordance with the Actual/Actual ICMA method; and

•         In the case of amounts not paid by PGF under the indenture and the 2025 Notes (or Petrobras under the guaranty for the 2025 Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the 2025 Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2025 Notes and Petrobras’ obligations under the guaranty for the 2025 Notes.

The 2034 Notes

The 2034 Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the 2034 Notes will be the  6.625% Global Notes due 2034;

The 2034 Notes will:

•         be issued in an aggregate principal amount of £600,000,000;

•         mature on January 16, 2034;

•      bear interest at a rate of 6.625% per annum from January 14, 2014, the date of issuance of the 2034 Notes, until maturity or early redemption and until all required amounts due in respect of the 2034 Notes have been paid;

•      be issued in global registered form without interest coupons attached;

•      be issued and may be transferred only in principal amounts of £100,000 and in integral multiples of £1,000 in excess thereof; and

•      be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “Guaranties.”

•         All  payments of principal and interest on the 2034 Notes will be paid in pounds sterling;

•         Interest on the 2034 Notes will be paid annually on January 16 of each year (each of which we refer to as an “interest payment date”), commencing on January 16, 2015 and the regular record date in the ICSDs for any interest payment date will be the business day preceding that date;

•         PGF will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. PGF will compute interest on the notes on the basis of a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed, in accordance with the Actual/Actual ICMA method; and

•         In the case of amounts not paid by PGF under the indenture and the 2034 Notes (or Petrobras under the guaranty for the 2034 Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the 2034 Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2034 Notes and Petrobras’ obligations under the guaranty for the 2034 Notes.

Guaranties

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses or otherwise. The guaranties will be unsecured and will rank equally with all of Petrobras’ other existing and future unsecured and unsubordinated debt including guaranties previously issued by Petrobras in connection with prior issuances of indebtedness. See “Description of the Guaranties.”

Depositary with Respect to Global Notes

The notes will be issued as global notes registered in the name of a nominee of The Bank of New York Mellon, London Branch, as common depositary for Clearstream, Luxembourg and Euroclear. For further information in this regard, see “Clearance and Settlement.”

Events of Default

The following events will be events of default with respect to each series of the notes:

•         PGF does not pay the principal on the notes of such series within seven calendar days of its due date and the trustee has not received such amounts from Petrobras under the relevant guaranty by the end of that seven-day period.

•         PGF does not pay interest or other amounts, including any additional amounts, on the notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the relevant guaranty by the end of that 30-day period.

•         PGF or Petrobras remains in breach of any covenant or any other term in respect of the notes of such series issued under the Indenture or guaranty for such series for 60 calendar days after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of such series of the notes.

•         The maturity of any indebtedness of PGF or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$200,000,000 (or its equivalent in another currency), or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or a material subsidiary of any indebtedness is not acceleration for this purpose.

•         PGF or Petrobras or any material subsidiary stops paying or is generally unable to pay its debts as they become due, except in the case of a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, spin-off, merger, conveyance or transfer duly approved by the note holders of that series.

•         In the case PGF or Petrobras or any material subsidiary, if proceedings are initiated against it under any applicable liquidation, insolvency, composition, reorganization, winding up or any other similar laws, or under any other law for the relief of, or relating to, debtors, and such proceeding is not dismissed or stayed within 90 calendar days.

•         An administrative or other receiver, manager or administrator, or any such or other similar official is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied or put in force against, the whole or a substantial part of the undertakings or assets of PGF or Petrobras or any material subsidiary and is not discharged or removed within 90 calendar days.

•         PGF or Petrobras or any material subsidiary voluntarily commences proceedings under any applicable liquidation, insolvency, composition, reorganization or any other similar laws, PGF or Petrobras or any material subsidiary enters into any composition or other similar arrangement with our creditors under applicable Brazilian law (such as a recuperação judicial or extrajudicial, which is a type of liquidation agreement).

•         PGF or Petrobras or any material subsidiary files an application for the appointment of an administrative or other receiver, manager or administrator, or any such or other similar official, in relation to PGF or Petrobras or any material subsidiary, or PGF or Petrobras or any material subsidiary takes legal action for a readjustment or deferment of any part of our indebtedness.

•         An effective resolution is passed for, or any authorized action is taken by any court of competent jurisdiction, directing PGF or Petrobras or any material subsidiary’s winding-up, dissolution or liquidation, except for the purpose of and followed by a consolidation, merger, conveyance or transfer duly approved by the note holders of that series.

•         The notes of such series, the indenture, the relevant guaranty, or any part of those documents, cease to be in full force and effect or binding and enforceable against PGF or Petrobras, or it becomes unlawful for PGF or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•         PGF or Petrobras contests the enforceability of the notes, the indenture or the guaranties, or denies that it has liability under any of the foregoing documents to which it is a party.

•         Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PGF.

For purposes of the events of default:

•         “indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

•         “material subsidiary” means a subsidiary of Petrobras which on any given date of determination accounts for more than 15% of Petrobras’ total consolidated assets (as set forth on Petrobras’ most recent balance sheet prepared in accordance with IFRS).

Covenants

PGF will be subject to the following covenants with respect to the notes:

Payment of Principal and Interest

PGF will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the jurisdiction of incorporation of PGF) on the notes in accordance with the notes and the indenture.

Maintenance of Corporate Existence

PGF will maintain its corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PGF’s board of directors determines that maintaining such rights and privileges is no longer desirable in the conduct of PGF’s business and is not disadvantageous in any material respect to holders.

Maintenance of Office or Agency

So long as notes are outstanding, PGF will maintain in the Borough of Manhattan, the City of New York, an office or agency where notices to and demands upon it in respect of the indenture and the notes may be served.

Initially, this office will be located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. PGF will not change the designation of the office without prior written notice to the trustee and designating a replacement office in the same general location.

Ranking

PGF will ensure that the notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).

Use of Proceeds

PGF intends to use the net proceeds from the sale of the notes to finance Petrobras’ planned capital expenditure under its 2013-2017 Business Plan and for general corporate purposes.

Statement by Managing Directors as to Default

PGF will deliver to the trustee, within 90 calendar days after the end of its fiscal year, a directors’ certificate, stating whether or not to the best knowledge of its signers thereof there is an event of default in connection with the performance and observance of any of the terms, provisions and conditions of the indenture or the notes and, if there is such an event of default by PGF, specifying all such events of default and their nature and status of which the signers may have knowledge.

Provision of Financial Statements and Reports

In the event that PGF files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in The Netherlands, the United States or elsewhere, PGF will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available.  As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with PGF’s obligation to deliver such statements and reports to the trustee.  PGF will provide to the trustee with prompt written notification at such time that PGF becomes or ceases to be a reporting company.  The trustee will have no obligation to determine if and when PGF’s financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, PGF will provide a directors’ certificate stating (i) that a review of PGF’s activities has been made during the period covered by such financial statements with a view to determining whether PGF has kept, observed, performed and fulfilled its covenants and agreements under this indenture; and (ii) that no event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained in them or determinable from information contained in them, including PGF’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on directors’ certificates).

Appointment to Fill a Vacancy in Office of Trustee

PGF, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the notes.

Payments and Paying Agents

PGF will, prior to 12:00 p.m., London time, on the business day preceding any payment date of the principal of or interest on the notes or other amounts (including additional amounts), deposit with the principal paying agent a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.

If any payment is due on the notes on a day that is not a business day, PGF will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means, for purposes of the 2018 Notes, the 2021 Notes and the 2025 Notes, each Target System Day. A “Target System Day” is any day in which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET2) System (or any successor thereto) is open for business and a day on which commercial banks are open for dealings in euro deposits in the London interbank market. Business day means, for purposes of the 2034 Notes, any day on which banking and trust institutions in London are not authorized generally or obligated by law, regulation or executive order to close.  With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Additional Amounts

Except as provided below, PGF or Petrobras, as applicable, will make all payments of amounts due under the notes and the indenture and each other document entered into in connection with the notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the jurisdiction of PGF’s incorporation (currently The Netherlands) or any jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PGF or Petrobras, as applicable, is required by law to withhold or deduct any taxes, levies, deductions or other governmental charges, PGF or Petrobras, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay the holders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction. For the avoidance of doubt, the foregoing obligations shall extend to payments under the guaranties.

All references to principal, premium, if any, and interest in respect of the notes will be deemed to refer to any additional amounts which may be payable as set forth in the indenture or in the notes.

PGF or Petrobras, as applicable, will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):

•         the holder has a connection with the taxing jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management, present or deemed present within the taxing jurisdiction);

•         any tax imposed on, or measured by, net income;

•         the holder fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (x) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (y) the holder is able to comply with such requirements without undue hardship and (z) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PGF or Petrobras, as applicable, has notified all holders or the trustee that they will be required to comply with such requirements;

•         the holder fails to present (where presentation is required) its notes within 30 calendar days after PGF has made available to the holder a payment under the notes and the indenture, provided that PGF or Petrobras, as applicable, will pay additional amounts which a holder would have been entitled to had the notes owned by such holder been presented on any day (including the last day) within such 30 calendar day period;

•         any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

•         such taxes, levies, deductions or other governmental charges are imposed on a payment on the notes by PGF’s paying agent (that is located in another member state of the European Union) to an individual and are required to be made pursuant to the European Council Directive on taxation of savings income in the form of interest payments (2003/48/EC) (as amended by the European Council Directive 2006/98/EC of November 20, 2006), or any implementing law, or any law that has been introduced in order to conform to such Directive, and such holder has not opted to agree to an exchange of information within the meaning of such Directive;

•         where the holder could have avoided such taxes, levies, deductions or other governmental charges by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent of PGF located in a member state of the European Union; or

•         where the holder would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such holder.

PGF shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that are imposed by a taxing jurisdiction from any payment under the notes or under any other document or instrument referred in the indenture or from the execution, delivery, enforcement or registration of the notes or any other document or instrument referred to in the indenture. PGF shall indemnify and make whole the holders of the notes for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by PGF as provided in this paragraph paid by such holder. PGF shall ensure that it maintains a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to the Directive.

Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the Directive. See “Risk Factors—Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the European Council Directive on taxation of savings income.”

Negative Pledge

So long as any note of a series remains outstanding, PGF will not create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PGF contemporaneously creates or permits such lien to secure equally and ratably its obligations under such series of the notes as is duly approved by a resolution of the holders of such series of the notes in accordance with the indenture. In addition, PGF will not allow any of its material subsidiaries, if any, to create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under each series of the notes and the indenture or PGF provides such other security for such notes and the indenture or PGF provides such other security for such series of the notes as is duly approved by a resolution of the holders of such series of the notes in accordance with the indenture. This covenant is subject to a number of important exceptions, including an exception that permits PGF to grant liens in respect of indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any time as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

Limitation on Consolidation, Merger, Sale or Conveyance

PGF will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PGF) to merge with or into it unless such consolidation, amalgamation, merger, lease, spin-off or transfer of properties, assets or revenues does not violate any provision of Dutch financial regulatory laws and:

•         either PGF is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PGF is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased the property or assets of PGF will assume (jointly and severally with PGF unless PGF will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture, all of PGF’s obligations under the indenture and the notes;

•         the successor company (jointly and severally with PGF unless PGF will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on the holder solely as a consequence of the consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest, the notes;

•         immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•         PGF has delivered to the trustee a directors’ certificate and an opinion of counsel, each stating that the transaction, and each supplemental indenture relating to the transaction, comply with the terms of the indenture dated as of August 29, 2012, and that all conditions precedent provided for in the indenture and relating to the transaction have been complied with; and

•         PGF has delivered notice of any such transaction to the trustee.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:

•         PGF may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PGF or Petrobras in cases when PGF is the surviving entity in the transaction and the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole, it being understood that if PGF is not the surviving entity, PGF will be required to comply with the requirements set forth in the previous paragraph; or

•         any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than PGF or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole; or

•         any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PGF or Petrobras; or

•         any direct or indirect subsidiary of PGF may liquidate or dissolve if PGF determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PGF and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PGF or Petrobras.

PGF may omit to comply with any term, provision or condition set forth in certain covenants applicable to a series of the notes or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority in principal amount of the outstanding notes of such series waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PGF’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.

As used above, the following terms have the meanings set forth below:

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

A “guaranty” means an obligation of a person to pay the indebtedness of another person including, without limitation:

•         an obligation to pay or purchase such indebtedness;

•         an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•         an indemnity against the consequences of a default in the payment of such indebtedness; or

•         any other agreement to be responsible for such indebtedness.

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “PGF permitted lien” means a:

(a) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PGF’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(b) lien arising from PGF’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PGF’s past practice;

(c) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(d) lien granted upon or with respect to any assets hereafter acquired by PGF or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(e) lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PGF or another wholly-owned subsidiary;

(f) lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PGF or any subsidiary, so long as the lien is not created in anticipation of that acquisition;

(g) lien existing as of the date of the tenth supplemental indenture in the case of the 2018 Notes, as of the date of the eleventh supplemental indenture in the case of the 2021 Notes, as of the date of the twelfth supplemental indenture in the case of the 2025 Notes, and as of the date of the thirteenth supplemental indenture in the case of the 2034 Notes;

(h) lien resulting from the indenture or the guaranties, if any;

(i) lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PGF, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;

(j) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by liens referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (f), the obligees meet the requirements of the applicable paragraph; and

(k) lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PGF permitted liens pursuant to another part of this definition of PGF permitted liens, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any date as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Optional Redemption

PGF will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund (we will not deposit money on a regular basis into any separate account to repay your notes). In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.  The redemption price at maturity for the notes will be equal to 100% of the principal amount of such notes.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the business day prior to any redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Optional Redemption With “Make-Whole” Amount for the 2018 Notes, the 2021 Notes and the 2025 Notes

PGF will have the right at our option to redeem any of the notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Bund Rate plus 30 basis points with respect to the 2018 Notes, plus 35 basis points with respect to the 2021 Notes and plus 40 basis points with respect to the 2025 Notes, plus in each case accrued interest on the principal amount of such notes to the date of redemption.

“Bund Rate” means, as of any redemption date, the rate per annum equal to the yield to maturity as of such redemption date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price for such redemption date, where:

(1) “Comparable German Bund Issue” means the German Bundesanleihe  security selected by the Independent German Bund Investment Banker (as defined below) as having a fixed maturity most nearly equal to the remaining term of the series of notes to be redeemed and that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the notes and of a maturity most nearly equal to the remaining term of the series of notes to be redeemed; provided, however, that, if the remaining term of the series of notes to be redeemed is not equal to the fixed maturity of the German Bundesanleihe  security selected by such Reference German Bund Dealer, the Bund Rate shall be determined by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of German Bundesanleihe  securities for which such yields are given, except that if the remaining term of the series of notes to be redeemed is less than one year, a fixed maturity of one year shall be used;

(2) “Comparable German Bund Price” means, with respect to any redemption date, (i) the average of all Reference German Bund Dealer Quotations for such redemption date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Reference German Bund Dealer Quotations, or (ii) if the Independent German Bund Investment Bank obtains fewer than four such Reference German Bund Dealer Quotations, the average of all such quotations;

(3) “Independent German Bund Investment Banker” means one of the Reference German Bund Dealers (as defined below) appointed by us.

(4) “Reference German Bund Dealer” means each of BNP Paribas, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc and J.P. Morgan Securities plc, or their affiliates, which are dealers of German Bundesanleihe securities and two other leading dealers of German Bundesanleihe securities reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a dealer of German Bundesanleihe securities, we will substitute therefor another dealer of German Bundesanleihe securities; and

(5) “Reference German Bund Dealer Quotations” means, with respect to each Reference German Bund Dealer and any redemption date, the average as determined by the Independent German Bund Investment Banker of the bid and offered prices for the Comparable German Bund Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent German Bund Investment Bank by such Reference German Bund Dealer at 3:30 p.m. Frankfurt, Germany, time on the third business day preceding the redemption date.

Optional Redemption With “Make-Whole” Amount for the 2034 Notes

PGF will have the right at our option to redeem any of the notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Sterling Benchmark Rate plus 45 basis points with respect to the 2034 Notes (the “Sterling Make-Whole Amount”), plus accrued interest on the principal amount of such notes to the date of redemption.

“Sterling Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Sterling Benchmark Issue, assuming a price for the Comparable Sterling Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Sterling Benchmark Price for such redemption date, where:

(1)           “Comparable Sterling Benchmark Issue” means the U.K. Government security selected by the Independent Sterling Investment Banker (as defined below) as having a fixed maturity most nearly equal to the remaining term of the series of notes to be redeemed and that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of sterling-denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the notes and of a maturity most nearly equal to the remaining term of the series of notes to be redeemed; provided, however, that, if the remaining term of the series of notes to be redeemed is not equal to the fixed maturity of the U.K. Government security selected by such Sterling Reference Dealer, the Sterling Benchmark Rate shall be determined by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of the U.K. Government securities for which such yields are given, except that if the remaining term of the series of notes to be redeemed is less than one year, a fixed maturity of one year shall be used.

(2)           “Comparable Sterling Benchmark Price” means, with respect to any redemption date, (i) the average of the Sterling Reference Dealer Quotations for such redemption date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Sterling Reference Dealer Quotation, or (ii) if the Independent Sterling Investment Banker obtains fewer than four such Sterling Reference Dealer Quotations, the average of all such quotations.

(3)           “Independent Sterling Investment Banker” means one of the Sterling Reference Dealers (as defined below) appointed by us.

 (4)          “Sterling Reference Dealer” means (i) each of BNP Paribas, HSBC Bank plc and J.P. Morgan Securities plc, which are primary securities dealers in securities of the U.K. Government, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary government securities dealer of securities of the U.K. Government (a “Primary Sterling Dealer”), we will substitute therefor another Primary Sterling Dealer and (ii) any other two Primary Sterling Dealers selected by us.

(5)           “Sterling Reference Dealer Quotation” means, with respect to each Sterling Reference Dealer and any redemption date, the average, as determined by the Independent Sterling Investment Banker, of the bid and asked prices for the Comparable Sterling Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Sterling Investment Banker by such Sterling Reference Dealer at 11 a.m. Central European Time (CET) on the third business day preceding such redemption date.

Redemption for Taxation Reasons

We have the option, subject to certain conditions, to redeem each series of the notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on such series of the notes. See “Description of Debt Securities―Special Situations―Optional Tax Redemption” in the accompanying prospectus.

The Optional Tax Redemption set forth in the accompanying prospectus shall apply with the reincorporation of PGF being treated as the adoption of a successor entity. Such redemption shall not be available if the reincorporation was performed in anticipation of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties in such new jurisdiction of incorporation that would result in the obligation to pay additional amounts.

Further Issuances

The indenture by its terms does not limit the aggregate principal amount of securities that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on notes) of the same series as those offered under this prospectus supplement. The ability to issue add-on notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance and (ii) the add-on notes will rank pari passu and have equivalent terms and benefits as the notes offered under this prospectus supplement except for the price to the public and the issue date. Any add-on notes with respect to either series of the notes will be part of the same series as such notes that PGF is currently offering and the holders will vote on all matters in relation to the applicable notes as a single series.

Covenant Defeasance

Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.

Conversion

The notes will not be convertible into, or exchangeable for, any other securities.

Listing

PGF intends to apply to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Notices

So long as the notes are represented by a global security deposited with The Bank of New York Mellon, as custodian for the common depositary for Clearstream and Euroclear, notices to be given to holders will be given to Clearstream and Euroclear in accordance with their applicable policies as in effect from time to time. If we issue notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed.

In addition, so long as the notes are listed on the official list of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market and it is required by the rules of such exchange, all notices to holders of notes will be published in English:

(1) in a leading newspaper having a general circulation in Luxembourg (which currently is expected to be Luxemburger Wort); or

(2) on the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

Notices will be deemed to have been given on the date of mailing or of publication as aforesaid or, if published on different dates, on the date of the first such publication. If publication as provided above is not practicable, notices will be given in such other manner, and shall be deemed to have been given on such date, as the trustee may approve.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to other holders.

Currency Rate Indemnity

PGF has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any notes is expressed in a currency (the “judgment currency”) other than euros or pounds sterling, as the case may be (the “denomination currency”), PGF will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PGF’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant note or under any judgment or order described above.

The Trustee and the Paying Agent

The Bank of New York Mellon, a New York banking corporation, is the trustee under the indenture and has been appointed by PGF as registrar and paying agent with respect to the notes. The address of the trustee is 101 Barclay Street, 4E, New York, New York, 10286. PGF will at all times maintain a paying agent in New York City until the notes are paid. The Bank of New York Mellon, London Branch, has been designated principal paying agent and The Bank of New York Mellon (Luxembourg) S.A. has been designated paying agent in Luxembourg with respect to the notes under the tenth, eleventh, twelfth and thirteenth supplemental indentures, respectively.

Any corporation or association into which the trustee or any agent named above may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the trustee or any agent shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the trustee or any agent may be sold or otherwise transferred, shall be the successor trustee or relevant agent, as applicable, hereunder without any further act.

CLEARANCE AND SETTLEMENT

Book-Entry Ownership, Denomination and Transfer Procedures for the Notes

We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear,” and the book-entry system and procedures from sources that we believe to be reliable. We have accurately reproduced this information and, as far as we are aware and are able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, we do not assume responsibility for the accuracy of this information.

Book-Entry Ownership

We will issue the notes as global notes registered in the name of a nominee of The Bank of New York Mellon, London Branch (having a mailing address of One Canada Square, London E14 3AL; as common depositary for Clearstream, Luxembourg and Euroclear. Investors may indirectly hold interests in the global notice (i.e., book-entry interests) through organizations that participate, directly or indirectly, in Clearstream, Luxembourg or Euroclear. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Clearstream, Luxembourg and Euroclear.

Denomination

Beneficial interests in the 2018 Notes, the 2021 Notes and the 2025 Notes will be held in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.  Beneficial interests in the 2034 Notes will be held in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Transfer Procedures

Notes represented by global notes can be exchanged for definitive notes in registered form only if:

•         Clearstream, Luxembourg and Euroclear are closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announce an intention to permanently cease business or have in fact done so, and no successor clearing system is available within 90 days; or

•         certain events provided in the indenture occur, including the occurrence and continuation of an event of default with respect to the notes.

If any of these events occurs, we will reissue and the trustee will authenticate the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture. In all cases, certificated notes delivered in exchange for global notes will be registered in the names, and issued in any approved denominations, requested by the common depositary and will bear a legend indicating the transfer restrictions of the related global note.

Payment and Paying Agents

We will make principal and interest payments on all notes represented by global notes to the principal paying agent which in turn will make payment to the common depositary for Clearstream, Luxembourg and Euroclear, as the sole registered owner and the sole holder of the notes represented by global notes for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will not have responsibility or liability for:

•         any aspect of the records of Clearstream, Luxembourg or Euroclear relating to, or payments made on account of, beneficial ownership interests in a note represented by global notes;

•         any other aspect of the relationship between Euroclear or Clearstream, Luxembourg and their participants or the relationship between those participants and the owners of beneficial interests in global notes held through those participants; or

•         the maintenance, supervision or review of any records of Clearstream, Luxembourg or Euroclear relating to those beneficial ownership interests.

Book-entry notes may be more difficult to pledge because of the lack of a physical note.

Clearstream, Luxembourg

Clearstream, Luxembourg was formed as a limited liability company under Luxembourg law. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Euroclear and Clearstream, Luxembourg.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks. Clearstream, Luxembourg customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg.

Distribution with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

The Euroclear System

The Euroclear System was created in 1968 to hold securities for participants in the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including euros and pounds sterling. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear system on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•         transfers of securities and cash within the Euroclear System;

•         withdrawal of securities and cash from the Euroclear System; and

•         receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear Operator.

The foregoing information about Euroclear and Clearstream, Luxembourg has been provided by each of them for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither PGF or Petrobras, nor the trustee nor any of the trustee’s agents will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a note in global form is lodged with the custodian, notes represented by individual definitive notes will not be eligible for clearing or settlement through Euroclear or Clearstream, Luxembourg.

Individual Definitive Notes

Registration of title to notes in a name other a nominee of The Bank of New York Mellon, London Branch, as common depositary, will not be permitted unless (i) Euroclear or Clearstream, Luxembourg has notified us that it is unwilling or unable to continue as depositary for the notes in global form and we do not or cannot appoint a successor depositary within 90 days or (ii) PGF decides in its sole discretion to allow some or all book-entry notes to be exchangeable for definitive notes in registered form, upon the occurrence of certain events such as Events of Default. In such circumstances, PGF will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through a paying agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as the registrar and we may require to complete, execute and deliver such individual definitive notes.

If PGF issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, The Bank of New York Mellon. PGF will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by PGF to the paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder subject to any relevant unclaimed property laws or regulations will be repaid to PGF upon written request thereof, and thereafter holders of notes in certificated form may look only to PGF for payment.

DESCRIPTION OF THE GUARANTIES

General

In connection with the execution and delivery of the tenth supplemental indenture, the eleventh supplemental indenture, the twelfth supplemental indenture, the thirteenth supplemental indenture and the notes offered by this prospectus supplement, Petrobras will guarantee the 2018 Notes, the 2021 Notes, the 2025 Notes and the 2034 Notes (each, a “guaranty” and together, the “guaranties”) for the benefit of the holders.

The guaranties will provide that Petrobras will unconditionally and irrevocably guarantee the notes on the terms and conditions described below.

The following summary describes the material provisions of the guaranties. You should read the more detailed provisions of the applicable guaranty, including the defined terms, for provisions that may be important to you. This summary is subject to, and qualified in its entirety by reference to, the provisions of the applicable guaranty.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable, or Petrobras’ obligations under the guaranties.

Ranking

The obligations of Petrobras under the guaranties will constitute general unsecured obligations of Petrobras which at all times will rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranties.

In addition, Petrobras’ obligations under the guaranties of the notes rank, and will rank, pari passu with its obligations in respect of outstanding and future guaranties, of indebtedness issued by PGF.

Nature of Obligation

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses, tax payments or otherwise (such obligations being referred to as the “guaranteed obligations”).

The obligation of Petrobras to pay amounts in respect of the guaranteed obligations will be absolute and unconditional upon failure of PGF to make, at the maturity date of the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable, or earlier upon any acceleration of the applicable notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the applicable series of the notes on the date any such payment is due. If PGF fails to make payments to the trustee in respect of the guaranteed obligations, Petrobras will, upon notice from the trustee, immediately pay to the trustee such amount of the guaranteed obligations payable under the indenture and the notes. All amounts payable by Petrobras under the guaranties will be payable in euros in the case of the 2018 Notes, the 2021 Notes and the 2025 Notes, and in pounds sterling in the case of the 2034 Notes and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under either guaranty unless and until the trustee receives all amounts required to be paid by Petrobras under such guaranty (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.

Events of Default

There are no events of default under the guaranties. The tenth supplemental indenture, the eleventh supplemental indenture, the twelfth supplemental indenture and the thirteenth supplemental indenture, however, contain events of default relating to Petrobras that may trigger an event of default and acceleration of the 2018  Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes. See “Description of the Notes―Events of Default”. Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PGF fails to pay all amounts then due under the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable, and the indenture, Petrobras will be obligated to make such payments pursuant to the relevant guaranty.

Covenants

For so long as any of the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable, are outstanding and Petrobras has obligations under the guaranties, Petrobras will, and will cause each of its subsidiaries, as applicable, to comply with the terms of the following covenants:

Performance Obligations under the Guaranties and Indenture

Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the relevant guaranty and the indenture in accordance with the terms of those agreements.

Maintenance of Corporate Existence

Petrobras will maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras to maintain any such right, privilege, title to property or franchise if the failure to do so does not, and will not, have a material adverse effect on Petrobras taken as a whole or have a materially adverse effect on the rights of the holders of the notes.

Maintenance of Office or Agency

So long as a series of the notes is outstanding, Petrobras will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices to and demands upon Petrobras in respect of the guaranty for such series may be served. Initially this office will be located at Petrobras’ existing principal U.S. office at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. Petrobras will agree not to change the designation of their office without prior written notice to the trustee and designation of a replacement office in the same general location.

Ranking

Petrobras will ensure at all times that its obligations under the guaranties will be its general senior unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranties.

Provision of Financial Statements and Reports

Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with IFRS, and (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with IFRS.  As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with the Petrobras’ obligation to deliver such statements and reports to the trustee.  The trustee will have no obligation to determine if and when Petrobras’ financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, Petrobras will provide an officers’ certificate stating that a review of Petrobras’ and PGF’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PGF have kept, observed, performed and fulfilled their covenants and agreements under the guaranties and the indenture, as applicable, and that no event of default has occurred during such period.

In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of the notes, upon written request, of the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those shall not constitute constructive notice of any information contained in them or determinable from information contained therein, including Petrobras’ compliance with any of its covenants in the guaranties (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Negative Pledge

So long as any note remains outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the guaranties or Petrobras provides other security for its obligations under the guaranties as is duly approved by a resolution of the holders of each series of the notes in accordance with the indenture. In addition, Petrobras will not allow any of its material subsidiaries to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’ assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’ obligations under the guaranties or Petrobras provides such other security for its obligations under the guaranties as is duly approved by a resolution of the holders of each series of the notes in accordance with the indenture.

As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:

A “guaranty” means an obligation of a person to pay the indebtedness of another person including without limitation:

•         an obligation to pay or purchase such indebtedness;

•         an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•         an indemnity against the consequences of a default in the payment of such indebtedness; or

•         any other agreement to be responsible for such indebtedness.

“Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the country of incorporation of the relevant obligor, would constitute a capital lease obligation).

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

A “qualifying asset” in relation to any project means:

•         any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’ subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•         any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•         any revenues or claims that arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•         any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefore, recourse as security in addition to that produced or processed by such project; and

•         shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

A “Petrobras permitted lien” means a:

(a) lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;

(b) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’ ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(c) lien arising from Petrobras’ obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’ past practice;

(d) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(e) lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(f) lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;

(g) lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

(h) lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

(i) lien existing as of the date of the tenth supplemental indenture in the case of the 2018 Notes, as of the date of the eleventh supplemental indenture in the case of the 2021 Notes, as of the date of the twelfth supplemental indenture in the case of the 2025 Notes, and as of the date of the thirteenth supplemental indenture in the case of the 2034 Notes;

(j) lien resulting from the indenture, the notes, and the guaranties, if any;

(k) lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by Petrobras, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time;

(l) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (g), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and

(m) lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 20% of Petrobras’ consolidated total assets (as determined in accordance with IFRS) at any date as at which Petrobras’ balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

A “material subsidiary” means a subsidiary of Petrobras which on any given date of determination accounts for more than 15% of Petrobras’ total consolidated assets (as set forth on Petrobras’ most recent balance sheet prepared in accordance with IFRS).

Limitation on Consolidation, Merger, Sale or Conveyance

Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:

•         either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased such property or assets of Petrobras will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the applicable guaranty, all of Petrobras’ obligations under such guaranty;

•         the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable;

•         immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing; and

•         Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that that such merger, consolidation, sale, spin-off, transfer or other conveyance or disposition and the amendment to the applicable guaranty comply with the terms of the applicable guaranty and that all conditions precedent provided for in such guaranty and relating to such transaction have been complied with.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable, has occurred and is continuing at the time of such proposed transaction or would result therefrom and Petrobras has delivered notice of any such transaction to the trustee:

•         Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph;

•         any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole;

•         any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•         any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Amendments

The guaranties may only be amended or waived in accordance with their terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the 2018 Notes, the 2021 Notes, the 2025 Notes or the 2034 Notes, as applicable. Because the guaranties form part of the indenture, they may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the applicable notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the guaranties or grant any waiver thereof only with the consent of the holders of a majority in aggregate principal amount of the 2018 Notes, the 2021 Notes, the 2025 Notes or 2034 Notes then outstanding, as applicable.

Governing Law

The guaranties will be governed by the laws of the State of New York.

Jurisdiction

Petrobras has consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof. Service of process in any action or proceeding brought in such New York State federal court sitting in New York City may be served upon Petrobras at Petrobras’ New York office located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. The guaranties provide that if Petrobras no longer maintains an office in New York City, then it will appoint a replacement process agent within New York City as its authorized agent upon which process may be served in any action or proceeding.

Waiver of Immunities

To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the guaranties (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PGF or their assets, whether or not claimed, Petrobras has irrevocably agreed with the trustee, for the benefit of the holders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

Petrobras has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the guaranties is expressed in a currency (the “judgment currency”) other than euros or pounds sterling, as the case may be (the “denomination currencies”), Petrobras will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’ other obligations under the guaranties, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the underwriting agreement dated January 07, 2014, by and among PGF, Petrobras, BB Securities Ltd., Banco Bradesco BBI S.A., Bank of China (Hong Kong) Limited, BNP Paribas, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc, J.P. Morgan Securities plc, Mizuho International plc, Standard Chartered Bank and, as underwriters, each underwriter has severally agreed to purchase, and PGF has agreed to sell to the underwriters, the number of notes set forth opposite the name of such underwriters below:

Underwriters	Principal Amount of the 2018 Notes	Principal Amount of the 2021 Notes	Principal Amount of the 2025 Notes	Principal Amount of the 2034 Notes
BB Securities Ltd	€205,714,000	€102,857,000	€109,714,000	£82,285,000
Banco Bradesco BBI S.A.	205,714,000	102,857,000	109,714,000	82,285,000
BNP Paribas	205,714,000	102,857,000	109,714,000	82,285,000
Crédit Agricole Corporate and Investment Bank	205,714,000	102,857,000	109,714,000	82,285,000
HSBC Bank plc	205,714,000	102,857,000	109,714,000	82,285,000
J.P. Morgan Securities plc	205,716,000	102,858,000	109,716,000	82,290,000
Mizuho International plc	205,714,000	102,857,000	109,714,000	82,285,000
Bank of China (Hong Kong) Limited	30,000,000	15,000,000	16,000,000	12,000,000
Standard Chartered Bank	30,000,000	15,000,000	16,000,000	12,000,000
Total	€1,500,000,000	€750,000,000	€800,000,000	£600,000,000

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to, among other conditions, the delivery of certain legal opinions by its counsel. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any notes are taken. The notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

                BB Securities Ltd. is not a broker-dealer registered with the SEC, and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that BB Securities Ltd. intends to effect sales of the notes in the United States, it will do so only through Banco do Brasil Securities LLC or one or more U.S. registered broker dealers, or otherwise as permitted by applicable U.S. law. BB Securities Asia Pte. Ltd. may be involved in the sales of the notes in Asia.

                Bradesco Securities Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the notes in the United States. Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make sales of any notes in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities Inc. are affiliates of Banco Bradesco S.A.

Bank of China (Hong Kong) Limited is not a broker-dealer registered with the SEC and therefore will not effect any offer or sales of any notes in the United States or to U.S. persons  unless it is through one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. laws.

                BNP Paribas is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that BNP Paribas intends to effect sales of the notes in the United States, BNP Paribas will do so only through BNP Paribas Securities Corp. or one or more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.

                Crédit Agricole Corporate and Investment Bank is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Crédit Agricole Corporate and Investment Bank intends to effect sales of the notes in the United States, Crédit Agricole Corporate and Investment Bank will do so only through Credit Agricole Securities (Inc.) or one or more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.

                HSBC Bank plc is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that HSBC Bank plc intends to effect sales of the notes in the United States, HSBC Bank plc will do so only through HSBC Securities (USA) Inc. or one or more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.

J.P. Morgan Securities plc is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that J.P. Morgan Securities plc intends to effect sales of the notes in the United States, J.P. Morgan Securities plc will do so only through J.P. Morgan Securities LLC or one more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.

                Mizuho International plc is not a registered US broker/dealer and may sell the securities through Mizuho Securities USA Inc as its registered broker/dealer in the US.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The underwriting agreement provides that PGF and Petrobras will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.

PGF has been advised by the underwriters that the underwriters intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the notes.

In connection with this offering and without prejudice to the provisions of the Luxembourg law of May 9, 2006 on market abuse, as amended, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may bid for and purchase notes in the open market to stabilize the price of the notes. The underwriters may also over-allot this offering, creating a short position, and may bid for and purchase notes in the open market to cover the short position. In addition, the underwriters may bid for and purchase the notes in market-making transactions and impose penalty bids. These activities may stabilize and maintain the market price of the notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and may end these activities at any time.

The underwriters have from time to time in the past provided, and may in the future provide, investment banking, financial advisory and other services to Petrobras, PGF and their affiliates for which the underwriters have received or expect to receive customary fees.

The underwriters and/or their affiliates may acquire the notes for their own property accounts. Such acquisitions may have an effect on demand for and the price of the notes.

In compliance with FINRA guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the notes as set forth on the cover page of this prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$1,300,000 and will be borne by PGF.

The notes are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the notes in certain jurisdictions may be restricted by law.  Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the notes should inform themselves about and observe any of these restrictions.  This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on PGF except as set forth in the underwriting agreement.

Neither PGF nor the underwriters have represented that the notes may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of 0.25% of the principal amount of the notes.  After the initial public offering of the notes, the public offering price and concession and discount to dealers may be changed.

General

No action has been or will be taken in any jurisdiction other than the United States by PGF or any underwriter that would, or is intended to, permit a public offering of the notes, or possession or distribution of this prospectus supplement or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons outside the United States into whose hands this prospectus supplement comes are required by PGF and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver notes or have in their possession, distribute or publish this prospectus supplement or any other offering material relating to the notes, in all cases at their own expense.  This document has not been approved by any regulatory authority in the European Economic Area and has not been prepared in accordance with EC Prospectus Directive 2003/71/EC, as amended, and the EC Prospectus Regulation 2012/486/EC.

Brazil

The notes have not been, and will not be, registered with the Comissão de Valores Mobiliários - CVM. The notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

Pursuant to Law No. 18,045 of Chile (the securities market law of Chile) and Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the SVS, the notes may be privately offered in Chile to certain “qualified investors” identified as such by Rule 336 (which in turn are further described in Rule N°. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be provided to prospective investors in Chile:

1.                   Date of commencement of the offer: January 7, 2014. The offer of the notes is subject Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros de Chile or “SVS”);

2.                   the subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the foreign securities registry (Registro de Valores Extranjeros) of the SVS, due to the notes not being subject to the oversight of the SVS;

3.                   since the notes are not registered in Chile there is no obligation by the issuer to make publicly available information about the notes in Chile; and

4.                   the notes shall not be subject to public offering in Chile unless registered with the relevant Securities Registry of the SVS.

Información a los Inversionistas Chilenos

De conformidad con la ley N° 18.045, de mercado de valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia de Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “inversionistas calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.             La oferta de los bonos comienza el 7 de enero de 2014, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2.             La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa Superintendencia;

3.             Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre los mismos; y

4.             Estos valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente.

Peru

The notes and the information contained in this prospectus supplement are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to the offering of the notes and therefore, the disclosure obligations set forth therein will not be applicable to the issuer or the sellers of the notes before or after their acquisition by prospective investors. The notes and the information contained in this prospectus supplement have not been and will not be reviewed, confirmed, approved or in any way submitted to the Peruvian Superintendency of Capital Markets (Superintendencia del Mercado de Valores) or the SMV and the Notes have not been registered under the Securities Market Law (Ley del Mercado de Valores) or any other Peruvian regulations. Accordingly, the notes cannot be offered or sold within Peruvian territory except to the extent any such offering or sale qualifies as a private offering under Peruvian regulations and complies with the provisions on private offerings set forth therein.

European Economic Area

In relation to each Member State that has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•         to any legal entity which is a qualified investor as defined in the Prospectus Directive.

•         by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of PGF for any such offer; or

•         to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospective Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

•         provided that no such offer of notes shall result in a requirement for the publication by PGF or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive, the expression Prospectus Directive means Directive 2003/71/EU (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

The Netherlands

This document has not been and will not be approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) in accordance with Article 5:2 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht). The notes will only be offered in The Netherlands to qualified investors (gekwalificeerde beleggers) as defined in Article 1:1 of the Dutch Act on Financial Supervision.

United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

In relation to the United Kingdom, each underwriter has represented and agreed that:

(i)            it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to PGF or Petrobras; and

(ii)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

This document does not, and is not intended to, constitute an offer or solicitation to purchase or invest in the notes described herein in Switzerland. The notes may not be offered, sold or advertised, directly or indirectly, to the public in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the notes may be distributed, or otherwise made available, to the public in Switzerland. Each underwriter has, accordingly, represented and agreed that it has not offered, sold or advertised and will not offer, sell or advertise, directly or indirectly, notes to the public in, into or from Switzerland, and that it has not distributed, or otherwise made available, and will not distribute or otherwise make available, this prospectus supplement or any other offering or marketing material relating to the notes to the public in Switzerland.

Dubai

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”).  This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA.  It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, The Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, The Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of the Companies Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

TAXATION

The following discussion summarizes certain U.S. federal income, Brazilian, Dutch and EU related tax considerations that may be relevant to the ownership and disposition of the notes acquired in this offering for the original price. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently are no income tax treaties between Brazil and the United States. Although Brazilian and American tax authorities have had discussions that may culminate in such a treaty, we cannot make any assurances regarding whether or when such a treaty will enter into force or how it will affect holders of the notes.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or an entity otherwise subject to U.S. federal income taxation on a net income basis in respect of the note (a “U.S. Holder”). This summary addresses only U.S. Holders that purchase notes as part of the initial offering, and that hold such notes as capital assets. The summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. Dollar. A “Non-U.S. Holder” is a beneficial owner of the notes (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as of the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or to differing interpretations, which could affect the U.S. federal income tax consequences described herein.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR CIRCUMSTANCES OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL ESTATE, GIFT AND ALTERNATIVE MINIMUM TAX LAWS, U.S. STATE AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

Payments of Interest and Additional Amounts

Payments of interest on a note (which may include additional amounts) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

A U.S. Holder that uses the cash method of accounting for U.S. federal income tax purposes and that receives a payment of stated interest will be required to include in ordinary income the U.S. dollar value of the euro or pound sterling (“foreign currency”) interest payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars. A cash method U.S. Holder will not recognize exchange gain or loss with respect to the receipt of such payment, but may have exchange gain or loss attributable to the actual disposition of the foreign currency so received.

A U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes will be required to include in income the U.S. dollar value of the amount of stated interest income in foreign currency that has accrued with respect to a note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year.  A U.S. Holder may elect, however, to translate such accrued interest income using the spot rate on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate on the date of receipt. The above election will apply to other obligations held by the U.S. Holder and may not be changed without the consent of the Internal Revenue Service (“IRS”).

A U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes will recognize exchange gain or loss with respect to accrued interest income on the date such interest is received. The amount of exchange gain or loss recognized will equal the difference, if any, between the U.S. dollar value of the foreign currency payment received (determined at the spot rate on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

Exchange gain or loss generally, (i) will constitute ordinary income or loss, (ii) will not be treated as an adjustment to interest income received on the notes and (iii) will be treated as U.S. source income or as an offset to U.S. source income, respectively.

Interest income in respect of the notes generally will constitute foreign-source income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Such income generally will constitute “passive category income” for foreign tax credit purposes for most U.S. Holders. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of such deduction involves the application of complex rules that depend on the U.S. Holder’s particular circumstances. In addition, foreign tax credits generally will not be allowed for certain short-term or hedged positions in the notes.

U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in respect of foreign taxes and the treatment of additional amounts.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of notes so long as such income is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. Non-U.S. Holders should consult their own tax advisors in the event interest income with respect to the notes is effectively connected with their trade or business in the United States.

Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as ordinary income to the extent not previously included in gross income) and such U.S. Holder’s tax basis in the note as determined in U.S. dollars. A U.S. Holder’s tax basis in the note will generally equal such U.S. Holder’s purchase price of the note. Subject to the discussion in the next paragraph, gain or loss realized by a U.S. Holder on the disposition of a note generally will be long-term capital gain or loss if, at the time of the disposition, the note has been held for more than one year. The net amount of long-term capital gain realized by an individual U.S. Holder generally is subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Any gain or loss realized upon a sale, exchange, retirement or other taxable disposition of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss and will generally be treated as U.S.-source income or as an offset to U.S.-source income, respectively. In addition, upon the sale, exchange, retirement or other taxable disposition of a note, an accrual method U.S. Holder may realize exchange gain or loss attributable to amounts received in respect of accrued and unpaid interest. However, a U.S. Holder will realize exchange gain or loss with respect to principal and accrued interest only to the extent of the total gain or loss realized on the disposition.

Capital gain or loss recognized by a U.S. Holder generally will be U.S.-source gain or loss. Consequently, if any such gain is subject to foreign withholding tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to the applicable limitation) against tax due on other income treated as derived from foreign sources. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the notes.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of notes so long as (i) such gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition. Non-U.S. Holders should consult their own tax advisors in the event either of the foregoing conditions applies.

Backup Withholding and Information Reporting

Payments in respect of the notes that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation or other exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Although Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

U.S. Holders may be subject to other U.S. information reporting requirements.  Holders should consult their own advisors regarding the application of U.S. information reporting rules in light of their particular circumstances.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a non-resident of Brazil. This discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

Payments in Respect of the Notes, and Sale or Other Disposition of Notes

Generally, an individual, entity, trust or organization that is domiciled for tax purposes outside Brazil (a “Non-Resident”) is subject to income tax in Brazil only when income is derived from Brazilian source or when the transaction giving rise to such earnings involves assets located in Brazil. Therefore, based on the fact that PGF is considered to be domiciled abroad for tax purposes, any interest, gains, fees, commissions, expenses and any other income paid by PGF in respect of the notes it issues to Non-Resident holders should not, under Brazilian law, be regarded as payable by a Brazilian obligor. Accordingly, no Brazilian income or withholding taxes should apply to payments made by the issuer, provided that such payments are made with funds held by PGF outside of Brazil.

Any capital gains generated outside Brazil as a result of a transaction between two Non-Resident holders with respect to assets not located in Brazil are generally not subject to tax in Brazil.  If the assets are located in Brazil, then capital gains realized thereon are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003.  Since the notes will be issued and registered abroad, the notes should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. Therefore, gains realized on the sale or other disposition of the notes made outside Brazil by a Non-Resident holder to another non-Brazilian resident should not be subject to Brazilian taxes. Notwithstanding the foregoing, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation will prevail in the courts of Brazil.

As a result, gains realized by a Non-Resident holder from the sale or other disposition of the notes (i) to a Non-Resident in case the notes are deemed to be located in Brazil or (ii) to a resident of Brazil may be subject to income tax in Brazil at a rate of 15%.  A 25% rate, however, may apply if such Non-Resident holder is located in a country (i) that does not impose any income tax, (ii) that imposes income tax at a maximum rate lower than 20% (a “Low or Nil Tax Jurisdiction”) or (iii) where the local laws do not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents.  A lower rate, however, may apply under an applicable tax treaty between Brazil and the country where the Non-Resident holder has its domicile.

Payments Made by Petrobras as Guarantor

Interest, fees, commissions, expenses and any other income payable by Petrobras as guarantor resident in Brazil to a Non-Resident holder are generally subject to income tax withheld at source. The rate of withholding in respect of interest payments is generally 15%, unless (i) the holder of the notes is resident or domiciled in a Low or Nil Tax Jurisdiction, in which case the applicable rate is 25%, or (ii) such other lower rate as provided for in an applicable tax treaty between Brazil and the country where the beneficiary is domiciled. In case the guarantor is required to assume the obligation to pay the principal amount of the notes, Brazilian tax authorities could attempt to impose withholding income tax as described above.

If the payments with respect to the notes are made by Petrobras as a guarantor, then Non-Resident holders will be indemnified so that, after payment of applicable Brazilian taxes imposed by deduction or withholding with respect to principal or interest payable with respect to the notes, subject to certain exceptions, as mentioned in “Description of the Notes—Covenants—Additional Amounts”, a Non-Resident holder will receive an amount equal to the amount that such Non-Resident holder would have received if no such taxes were imposed. See “Description of the Notes—Covenants—Additional Amounts”.

Low or Nil Tax Jurisdictions and Privileged Tax Regimes

On June 4, 2010, Brazilian tax authorities adopted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions and (ii) the “privileged tax regimes,” which definition is provided by Law No. 11,727, of June 23, 2008.  Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the “privileged tax regime” concept should solely apply for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure whether subsequent legislation or interpretations by the Brazilian tax authorities will not also make it applicable to a Non-Resident holder with respect to payments potentially made by a Brazilian source.

We recommend prospective investors consult their own tax advisors regarding the tax consequences arising from Normative Instruction No. 1,037 and Law No. 11,727.  If the Brazilian tax authorities determine that payments made to a Non-Resident holder are within the scope of a “privileged tax regime,” then the withholding income tax applicable to such payments could be up to 25%.

Other Tax Considerations

Brazilian law imposes a tax on foreign exchange transactions (Imposto sobre Operações de Crédito, Câmbio, Seguros e sobre Operações relativas à Títulos e Valores Mobiliários) (the “IOF/Exchange”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais, including foreign exchange transactions in connection with payments made by a Brazilian guarantor under the guaranties to Non-Resident holders.

Currently, the IOF/Exchange rate is 0.38% for most foreign exchange transactions, including foreign exchange transactions in connection with payments by Petrobras to Non-Resident holders under the guaranties. However, the IOF/Exchange rate can be increased by the Brazilian Government at any time up to a maximum rate of 25%. Any such new rate would only apply to future foreign exchange transactions.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or other disposition of the notes by a Non-Resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Dutch Tax Considerations

The following describes certain Dutch tax consequences for a holder who is neither a resident nor deemed to be a resident of The Netherlands for Dutch tax purposes and, in the event such holder is an individual, has not opted to be treated as a resident in The Netherlands for the purposes of the Dutch Income Tax Act 2001, in respect of the ownership and disposal of the notes.

For the purpose of this section, “Dutch Taxes” shall mean taxes of whatever nature levied by or on behalf of The Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

This section is intended as general information only and it does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

For Dutch tax purposes, a holder of notes may include an individual or an entity who does not have the legal title to the notes, but to whom the notes are attributed based either on such individual or entity holding a beneficial interest in the notes or based on specific statutory provisions, including statutory provisions pursuant to which the notes are attributed to an individual who is, or who has directly or indirectly inherited the notes from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the notes.

This section does not describe all the possible Dutch tax consequences that may be relevant to the holder of the notes who receives or has received any benefits from these notes as employment income, deemed employment income or otherwise as compensation.

Dutch Individual and Corporate Income Tax

A holder will not be subject to any Dutch taxes on any payment made to the holder under the notes, or on any capital gain from the disposal, or deemed disposal, or redemption of, the notes, except if:

(i)

the holder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of the enterprise, other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in The Netherlands, to which the notes are attributable; or

(ii)

the holder is an individual and derives benefits from miscellaneous activities (overige werkzaamheden) carried out in The Netherlands in respect of the notes, including without limitation activities which are beyond the scope of active portfolio investment activities;

(iii)

the holder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the notes are attributable; or

(iv)

if the holder is an individual and is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the holder is attributable.

Dutch Withholding Tax

All payments made under the notes will not be subject to any withholding tax. If withholding is required by law, additional amounts may be payable. See “Description of the Notes—Covenants―Additional Amounts.”

Dutch Gift and Inheritance Taxes

No Dutch gift tax or inheritance tax is due in respect of any gift of notes by, or inheritance of the notes on the death of a holder, except if:

(i)	at the time of the gift or death of the holder, the holder is a resident, or is deemed to be a resident, of The Netherlands;

(ii)

the holder dies within 180 days after the date of the gift of the notes and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, a resident of The Netherlands; or

(iii)	the gift of the notes is made under a condition precedent and the holder is a resident, or is deemed to be a resident, of The Netherlands at the time the condition is fulfilled.

Other Taxes and Duties

No other Dutch taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable in The Netherlands by or on behalf of a holder of the notes by reason only of the purchase, ownership and disposal of the notes.

The Directive

Under the Directive, each Member State is required to provide to the tax or other relevant authorities of another Member State details of payments of interest (or similar income) paid by a paying agent within its jurisdiction to, or collected by such a paying agent for, an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period (the ending of which is dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries), Luxembourg and Austria will (unless during that period they elect otherwise) operate a withholding system in relation to such payments deducting tax at the rate of 35%, unless the beneficiary of the interest payments elects for the exchange of information procedure or the tax certificate procedure. A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

The European Commission has proposed certain amendments to the Directive, which may, if implemented, amend and broaden the scope of the requirement described above. Holders of notes should therefore seek advice from their financial or tax adviser on the full implications for themselves of the draft of the amended Directive.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Petrobras is a sociedade de economia mista (mixed capital company), a public sector company with some private sector ownership, established under the laws of Brazil, and PGF is a private company with limited liability incorporated under the laws of The Netherlands. A substantial portion of the assets of Petrobras and PGF are located outside the Unites States, and at any time all of their respective executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States

For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Enforceability of Civil Liabilities” in the accompanying prospectus.

LEGAL MATTERS

Houthoff Buruma, special Dutch counsel for PGF, will pass upon the validity of the notes and the indenture for PGF as to certain matters of Dutch law. Mr. Nilton Antonio de Almeida Maia, Petrobras’ general counsel, will pass upon, for PGF and Petrobras, certain matters of Brazilian law relating to the notes, the indenture and the guaranties. The validity of the notes, the indenture and the guaranties will be passed upon for PGF and Petrobras by Cleary Gottlieb Steen & Hamilton LLP as to certain matters of New York law.

Mattos Filho Veiga Filho Marrey Jr. e Quiroga Advogados will pass upon the validity of the indenture and the guaranties for the underwriters as to certain matters of Brazilian law. Shearman & Sterling LLP will pass upon the validity of the notes, the indenture and the guaranties for the underwriters as to certain matters of New York law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Petrobras and its subsidiaries as of and for the years ended December 31, 2011 and 2010, have been incorporated in this prospectus supplement by reference to the Petrobras annual report on Form 20-F for the year ended December 31, 2012 in reliance upon the report of KPMG Auditores Independentes, an independent registered public accounting firm, and upon the authority of KPMG Auditores Independentes as experts in accounting and auditing.

The consolidated financial statements of Petrobras and its subsidiaries as of and for the year ended December 31, 2012 and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated in this prospectus supplement by reference to the Petrobras annual report on Form 20-F for the year ended December 31, 2012, in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm and upon the authority of PricewaterhouseCoopers Auditores Independentes as experts in accounting and auditing.

With respect to the unaudited interim financial information of Petrobras as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012, which is incorporated by reference herein, PricewaterhouseCoopers Auditores Independentes has reported that it applied limited procedures in accordance with professional standards for a review of such information. However, its reports included in the Petrobras Form 6-K furnished to the SEC on October 28, 2013, and incorporated by reference herein, state that it did not audit and it does not express an opinion on that interim financial information. Accordingly, the degree of reliance on its reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers  Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for its reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

LISTING AND GENERAL INFORMATION

1.  We intend to apply to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

2.  The notes have been accepted for clearance through Euroclear and Clearstream. The ISIN numbers and Common Codes for the notes are as follows:

Series of Notes	ISIN Number	Common Code
2018 Notes	XS0982711631	098271163
2021 Notes	XS0982711987	098271198
2025 Notes	XS0982711714	098271171
2034 Notes	XS0982711474	098271147

3.  We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the notes. Resolutions of PGF’s board of directors, dated January 7, 2014, authorized the issuance of the notes.  Resolutions of Petrobras’ board of directors, dated December 20, 2013, authorized the execution and delivery of the guaranties.

4. Except as described in this prospectus supplement, since September 30, 2013, there has been no change (or any development or event involving a prospective change of which we are or might reasonably be expected to be aware) which is materially adverse to Petrobras’ financial condition and that of its subsidiaries taken as a whole.

5.  Except as described in this prospectus supplement, since September 30, 2013, there has been no change (or any development or event involving a prospective change of which Petrobras is or might reasonably be expected to be aware) which is materially adverse to Petrobras’ financial condition and that of its subsidiaries taken as a whole.

6.  Except as described in this prospectus supplement, including the documents incorporated by reference herein, there are no pending actions, suits or proceedings against or affecting Petrobras or any of its subsidiaries or any of its respective properties, which, if determined adversely to Petrobras or any such subsidiary, would individually or in the aggregate have an adverse effect on its financial condition and that of its subsidiaries taken as a whole or would adversely affect its ability to perform its obligations under the notes or which are otherwise material in the context of the issue of the notes, and, to the best of our knowledge, no such actions, suits or proceedings are threatened.

7.  For so long as any of the notes are outstanding and admitted for listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market, copies of the following items in English will be available at the expense of PGF from The Bank of New York Mellon, at its office at 101 Barclay Street, 4E, New York, New York, 10286:

•         Petrobras’ audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010, and any related notes to these items.

For so long as any of the notes are outstanding and admitted for listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market, copies of the current annual financial statements and unaudited financial information of Petrobras may be obtained from its Luxembourg listing agent at its office listed above. Petrobras currently publishes its unaudited financial information on a quarterly basis.

During the same period, the base indenture, the tenth, eleventh, twelfth and thirteenth supplemental indentures, a copy of PGF’s articles of association and Petrobras’ by-laws will be available at the offices of the Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.

The laws of the jurisdiction of PGF’s incorporation (currently The Netherlands) require PGF to prepare and publish its annual financial statements. Such annual financial statements will be audited to the extent required by Title 9 of Book 2 of the Dutch Civil Code. PGF has prepared  and published its 2012 financial statements. Copies of PGF’s annual financial statements in English have been and will continue to be provided to the Luxembourg listing agent in accordance with the indenture.

In connection with the offering of the notes in the United States, PGF is not required to provide financial information in this prospectus supplement, or prepare any periodic financial statements in the future, pursuant to Rule 3-10(b) of Regulation S-X of the SEC and Rule 12h-5 under the Exchange Act.

8.  Neither PGF nor Petrobras have issued convertible debt securities, exchangeable debt securities or debt securities with warrants attached.

9.  PGF’s registered office is located at Weenapoint Toren A, Weena 722, 3014 DA Rotterdam, The Netherlands, and its telephone number is 31 (0) 10 206-7000, and its constitutive documents are available at the same address.  Petrobras’ principal executive office is located at Avenida República do Chile, 65 20031-912 Rio de Janeiro, RJ, Brazil and its constitutive documents can be inspected at the same address.

10. All Petrobras capital stock is fully paid. As of September 30, 2013, Petrobras had a capital stock of U.S.$107,371 million, consisting of 7,442,454,142 shares of common stock and 5,602,042,788 shares of preferred stock. All the shares of Petrobras capital stock have no par value and have been duly authorized and issued.  PGF’s capital stock is €90,000, divided into 900 shares of common stock with a nominal value of €100 each. As of the date of this prospectus supplement, €18,000 of PGF’s capital stock was paid-up, comprising of 180 shares of common stock.